Norton Rose Fulbright South Africa
(incorporated as Deneys Reitz Inc)
Our ref: NED3855
REVOLVING CREDIT FACILITY AGREEMENT
OF UP TO USD250 000 000
dated 22 DECEMBER 2014
for
HARMONY GOLD MINING COMPANY LIMITED
arranged by
ABSA BANK LIMITED
NEDBANK LIMITED
(acting through its Nedbank Capital division)
with
NEDBANK LIMITED
(acting through its Nedbank Capital division)
acting as Facility Agent

Exhibit 4.55 -
© Norton Rose Fulbright South Africa
Contents
1
Definitions and interpretation..............................................................................................1
2
The Facility ......................................................................................................................24
3
Purpose............................................................................................................................24
4
Conditions of Utilisation ...................................................................................................24
5
Utilisation.........................................................................................................................26
6
Accordion Increase ..........................................................................................................27
7
Repayment ......................................................................................................................30
8
Prepayment and Cancellation ..........................................................................................31
9
Interest ............................................................................................................................35
10
Interest Periods ...............................................................................................................36
11
Changes to the Calculation of Interest..............................................................................36
12
Fees ................................................................................................................................37
13
Tax gross up and indemnities ..........................................................................................39
14
Increased costs ...............................................................................................................41
15
Other indemnities.............................................................................................................42
16
Mitigation by the Lenders.................................................................................................43
17
Costs and expenses ........................................................................................................44
18
Guarantee and indemnity.................................................................................................45
19
Representations ..............................................................................................................49
20
Information undertakings .................................................................................................54
21
Financial Covenants ........................................................................................................59
22
General undertakings.......................................................................................................59
23
Events of Default .............................................................................................................65
24
Changes to the Lenders...................................................................................................70
25
Changes to the Obligors ..................................................................................................72
26
Role of the Facility Agent and the Coordinators................................................................74
27
Conduct of business by the Finance Parties.....................................................................79
28
Sharing among the Finance Parties .................................................................................79
29
Payment mechanics ........................................................................................................81
30
Set off..............................................................................................................................83
31
Notices ............................................................................................................................83
32
Calculations and certificates ............................................................................................87
33
Partial invalidity................................................................................................................87
34
Remedies and waivers.....................................................................................................87
35
Amendments and waivers................................................................................................88
36
Confidentiality..................................................................................................................90
37
Confidentiality of Funding Rates and Reference Bank Quotations .................................92
38
Renunciation of benefits ..................................................................................................94
39
Counterparts....................................................................................................................94
40
Waiver of immunity ..........................................................................................................94
41
Sole agreement ...............................................................................................................94
42
No implied terms..............................................................................................................94
43
Extensions and waivers ...................................................................................................94
44
Independent advice .........................................................................................................94

© Norton Rose Fulbright South Africa
45
Governing law..................................................................................................................95
46
Jurisdiction ......................................................................................................................95
47

This agreement is dated 22 December 2014 and made between
Parties
Harmony Gold Mining Company Limited (the Borrower);
The Subsidiaries of the Borrower listed in Part I of Schedule 1 as original guarantors (the Original Guarantors);
Absa Bank Limited and Nedbank Limited (acting through its Nedbank Capital division) as coordinators (whether acting individually or together, the
Coordinators);
The Financial Institutions listed in Part II of Schedule 1 as mandated lead arrangers and lenders (the Original Lenders); and
Nedbank Limited (acting through its Nedbank Capital division) as agent of the other Finance Parties (the Facility Agent).
It is agreed
Section 1
Interpretation
1
Definitions and interpretation
1.1
Definitions
In this Agreement:
(1)
Acceptable Bank means:
(a) any of the Lenders;
(b)
Bank of South Pacific Limited, Australia and New Zealand Banking Group
Limited, Westpac Banking Corporation, Westpac Bank PNG Ltd, The
Standard Bank of South Africa Limited, FirstRand Bank Limited, Deutsche
Bank (Johannesburg Branch), Investec Bank Limited;
(c)
a bank or financial institution which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of bbb- or higher by Standard &
Poor's Rating Services or Fitch Ratings Ltd or baa3 or higher by Moody's
Investor Services Limited or a comparable rating from an internationally recognised credit rating agency; or
(d) any other bank or financial institution approved by the Facility Agent.
(2)
Accession Letter means a document substantially in the form set out in
Schedule 6 (Form of Accession Letter).

(3)
Additional Commitment Increase Notice means a notice substantially in the form set out in Schedule 5 (Form of Additional Commitment Increase Notice).
(4)
Additional Guarantor means a company which becomes an Additional Guarantor in accordance with clause 25 (Changes to the Obligors).
(5)
Affiliate means, in relation to any person, a Subsidiary of that person or a Holding
Company of that person or any other Subsidiary of that Holding Company.
(6)
Anti-Corruption Laws means all laws, rules and regulations of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption.
(7)
Auditors means one of PricewaterhouseCoopers, Ernst & Young, KPMG or
Deloitte & Touche or any other firm approved in advance by the Majority Lenders
(such approval not to be unreasonably withheld or delayed).
(8)
AUSD means Australian Dollars, the lawful currency of Australia.
(9)
Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration.
(10)
Availability Period means the period from and including Financial Close to and including the date which is the earlier of:
(a)
the date on which all of the Commitments are cancelled in terms of this
Agreement; and
(b) one Month prior to the Final Repayment Date.
(11)
Available Commitment means, in respect of each Lender, that Lender's
Commitment minus:
(a) the amount of its participation in any outstanding Loans; and
(b)
in relation to any proposed Utilisation, the amount of its participation in any
Loans that are due to be made on or before the proposed Utilisation Date.
(12)
Available Facility means the aggregate for the time being of each Lender's
Available Commitment.
(13)
Basel II Accord means the International Convergence of Capital Measurement and Capital Standards, a Revised Framework published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this
Agreement;
(14)
Basel II Approach means either the Standardised Approach or the relevant
Internal Ratings Based Approach (each as defined in the Basel II Accord) adopted by that Finance Party (or any of its Affiliates) for the purposes of implementing or complying with the Basel II Accord;
(15)
Basel II Regulation means:
(a) any applicable law implementing the Basel II Accord; or
(b) any Basel II Approach;

(16)
Basel III means:
(a)
the agreements on capital requirements, a leverage ratio and liquidity standards contained in Basel III: A global regulatory framework for more resilient banks and banking systems, Basel III: International framework for liquidity risk measurement, standards and monitoring and Guidance for national authorities operating the countercyclical capital buffer published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;
(b)
the rules for global systemically important banks contained in Global systemically important banks: assessment methodology and the additional loss absorbency requirement on Banking Supervision in December 2010, each as amended, supplemented or restated;
(c) any Basel III Regulation; and
(d)
any further guidance or standards published by the Basel Committee on
Banking Supervision relating to Basel III;
(17)
Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with or any change in (or in the interpretation, administration or application of or compliance with) Basel III
(whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates)
,
including but not limited to the
Capital Requirements Directive (CRD IV);
(18)
Basel III Regulation means any applicable law implementing Basel III save and to the extent that it re-enacts a Basel II Regulation;
(19)
Breakage Costs means the amount (if any) by which:
(a)
the interest excluding the Margin which a Lender should have received for the period from the date of receipt of all or any part of its participation in a
Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;
exceeds:
(b)
the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.
(20)
Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in Johannesburg, London and New York;
(21)
Buy-In Option means the right of Papua New Guinea exercisable at any time prior to the commencement of mining to make a single purchase of up to a 30%
equitable interest in any mineral discovery arising from any or all of Exploration
Licences No EL 440 and EL 1105 and Exploration Licence Application ELA 1927 at
a price pro-rata to the accumulated exploration expenditure thereon.
(22)
Cash means, at any time, cash denominated in ZAR, USD, PNGK or AUSD in hand or in a bank account and (in the latter case) credited to an account in the name of a member of the Group with an Acceptable Bank and to which a member of the Group is alone (or together with other members of the Group) beneficially entitled and for so long as:
(a) that cash is repayable within 90 days after the relevant date of calculation;
(b)
repayment of that cash is not contingent on the prior discharge of any other indebtedness of any member of the Group or of any other person whatsoever or on the satisfaction of any other condition;
(c)
there is no Security over that cash except for any Permitted Security constituted by a netting or set-off arrangement entered into by members of the Group in the ordinary course of their banking arrangements; and
(d)
the cash is freely and (except as mentioned in clause 1.1(22)(a) above)
immediately available to be applied in repayment or prepayment of the
Facility.
(23)
Cash Equivalent Investments means at any time:
(a)
certificates of deposit maturing within one year after the relevant date of calculation, issued by an Acceptable Bank;
(b)
any investment in money market funds which (i) have a credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investor Services Limited,
(ii) which invest substantially all their assets in securities of the types described in clause 1.1(23)(a) above and (iii) can be turned into cash on not more than 90 days' notice; or
(c) any other debt security or investment approved by the Majority Lenders, in each case, denominated in ZAR, USD, AUSD or PNGK and to which any member of the Group is alone (or together with other members of the Group)
beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security.
(24)
Commitment means:
(a)
in relation to an Original Lender, the amount set opposite its name under the heading Commitment in Part II of Schedule 1 (The Original Parties)
and the amount of any other Commitment transferred to it under this
Agreement;
(b)
in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,
to the extent not cancelled, reduced or transferred by it under this Agreement.
(25)
Companies Act means the Companies Act, 2008.
(26)
Compliance Certificate means a certificate substantially in the form set out in
Schedule 7 (Form of Compliance Certificate).
(27)
Confidential Information means all information relating to the Borrower, any
Obligor, the Group, the Joint Ventures, the Finance Documents or the Facility of
which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a
Facility from either:
(a) any member of the Group or any of its advisers; or
(b)
another Finance Party, if the information was obtained by that Finance
Party directly or indirectly from any member of the Group or any of its advisers,
in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:
(c) information that:
(i)
is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of clause 36
(Confidentiality); or
(ii)
is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or
(iii)
is known by that Finance Party before the date the information is disclosed to it in accordance with clauses 1.1(27)(a) or 1.1(27)(b)
above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality;
and
(d) any Funding Rate or Reference Bank Quotation.
(28)
Confidentiality Undertaking means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Borrower and the Facility Agent.
(29)
Control means:
(a)
in relation to a company the shares of which are not listed on a stock exchange where another company or legal entity or person (whether alone or pursuant to an agreement with others):
(i)
holds or controls more than 50% of the voting rights (taking into account when such voting rights can be exercised) in that
company; or
(ii)
has the right to appoint or remove the majority of that company’s board of directors; or
(iii)
has the power to ensure the majority of that company’s board of directors will act in accordance with its wishes; or
(b)
in relation to a company the shares of which are listed on a stock exchange:
(i)
the holding of shares or the aggregate of holdings of shares or other securities in a company entitling the holder thereof to exercise, or cause to be exercised 35% or more of the voting rights at shareholder meetings of the company irrespective of whether such holding or holdings confers de facto control, provided that should there be other shareholders holding more than 35%, 35%
shall be read to refer to the largest percentage shareholding held at the time;
(ii)
the holding or control by a shareholder or member alone or
pursuant to an agreement with other shareholders or members of more than 35% of the voting rights in the company irrespective of whether such holding or holdings confers de facto control, provided that should there be other shareholders holding more than 35%,
35%
shall be read to refer to the largest percentage
shareholding held at the time;
provided that if the prescribed percentage of securities for the making of a mandatory offer under section 123 (Mandatory offers) of the Companies
Act is changed to a threshold higher or lower than 35%, then the references above to 35% shall be to that higher or lower prescribed percentage.
(30)
Current Ratio means, as at any Ratio Test Date:
(a) the Borrower’s total current assets;
(b) divided by the Borrower’s total current liabilities,
as set out in the Borrower’s consolidated balance sheet as at that date.
(31)
Default means an Event of Default or any event or circumstance specified in clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.
(32)
Derivatives Transaction means a contract, agreement or transaction which is a rate swap, basis swap, forward rate transaction, bond option, interest rate option, cap, collar or floor, or any other similar transaction and/or any combination of such transaction, in each case, whether on-exchange or otherwise.
(33)
Disruption Event means either or both of:
(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or
(b)
the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:
(i)
from performing its payment obligations under the Finance
Documents; or
(ii)
from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.
(34)
Distribution means any payment by way of interest, principal, dividend, fee, royalty or other distribution or payment by or on behalf of the Borrower to or for the account of any shareholder or member of the Borrower or any person that directly or indirectly controls or is controlled by any shareholder or member of the
Borrower.
(35)
EBITDA means, in respect of any person, and any period, the consolidated operating profit before income tax for such period:
(a)
(to the extent not already excluded) before interest received or receivable and interest paid or payable;
(b)
(to the extent not already excluded) adjusted to exclude any gain or loss realised on the disposal of fixed assets (whether tangible or intangible);
(c)
(to the extent not already excluded) before deducting any extraordinary costs and before including extraordinary income,
plus:
(d)
dividends received in cash from companies consolidated by the equity accounted method to the extent not already taken into account; and
(e)
depreciation and amortisation of any property plant and equipment and
Intangible Assets.
(36)
Environment means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:
(a)
air (including, without limitation, air within natural or man-made structures, whether above or below ground);
(b)
water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and
(c) land (including, without limitation, land under water).
(37)
Environmental Claim means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.
(38)
Environmental Law means any applicable law or regulation which relates to:
(a) the pollution or protection of the Environment;
(b) the conditions of the workplace; or
(c)
the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.
(39)
Environmental Permits means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

(40)
Event of Default means any event or circumstance specified as such in clause 23
(Events of Default).
(41)
Existing USD Facility Agreement means the written USD300 000 000 Facility
Agreement dated on or about 11 August 2011 entered into amongst the Borrower, the Original Guarantors (other than the Identified PNG Parties), Nedbank Limited
(acting through its Nedbank Capital division and its London Branch) and FirstRand
Bank Limited (acting through its Rand Merchant Bank division) as amended from time to time and to which the Identified PNG Parties and the Original Lenders
(other than Nedbank Limited and FirstRand Bank Limited) acceded as Additional
Guarantors and Lenders, respectively.
(42)
Existing USD Facility Outstandings means the aggregate of all advances or deemed advances together with all interest and charges due thereon in accordance with the terms of the Existing USD Facility Agreement, which at any time and from time to time have not been prepaid or repaid irrevocably, unconditionally and in full.
(43)
Exploration Portfolio Joint Venture means the joint venture constituted by the joint venture agreement between Morobe Consolidated Goldfields Limited, Wafi
Mining Limited, Morobe Exploration Limited, Newcrest PNG 3 Limited and Morobe
Exploration Services Limited dated 22 May 2008.
(44)
Facility means the revolving credit facility made available under this Agreement as described in clause 2 (The Facility).
(45)
Facility Office means:
(a)
in respect of a Lender the office or offices notified by that Lender to the
Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this
Agreement; or
(b)
in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes.
(46)
Fee Letters means the written fee letters entered into or to be entered into from time to time between the Borrower, the Original Lenders and/or the Facility Agent
relating to the fees payable in respect of the Facility as contemplated in clause 12
(Fees) below, and Fee Letter means any one of them as the context requires.
(47)
Final Repayment Date means the date falling three years from Financial Close;
(48)
Finance Document means:
(a) this Agreement;
(b) each Security Document;
(c) the Mandate Letter;
(d) each Fee Letter;
(e) any Accession Letter;
(f) any Resignation Letter;

(g)
and any other agreement or document that may be designated as a
Finance Document by written agreement between the Facility Agent and the Borrower; and
(h)
any amendment or restatement agreement to any Finance Document listed in clauses 1.1(48)(a) to 1.1(48)(g) above,
and Finance Document means, as the context requires, any one of them.
(49)
Finance Parties means the Facility Agent, the Coordinators and each Lender and
Finance Party means each or any of them (as the context may require).
(50)
Financial Close means the date on which the Facility Agent gives the notification under clause 4.1 (Conditions precedent to first Utilisation).
(51)
Financial Indebtedness means any indebtedness for or in respect of:
(a) moneys borrowed;
(b)
any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;
(c)
any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)
the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;
(e)
receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(f)
any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;
(g)
any Derivatives Transaction (and, when calculating the value of any derivative transaction, only the marked to market value or actual net amount payable thereunder shall be taken into account);
(h) any amount raised by the issue of shares which are redeemable;
(i)
any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and
(j)
the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in clauses 1.1(51)(a) to 1.1(51)(i) above.
(52)
Financial Year means, at any time, the annual accounting period of the Group ending on 30 June in each calendar year.
(53)
Fundamental Control Event means any of the following:
(a)
any person or group of persons acting in concert gain(s) Control of the
Borrower or the Borrower is no longer listed on the JSE Securities
Exchange;

(b)
a change in Control of any of the Material Obligors where the purchase consideration is not in cash, without the prior written consent of the
Lenders;
(c)
a change in ownership or interests in any of the Joint Ventures from such ownership or interests as constituted at the date of this Agreement, but shall exclude:
(i)
a change in ownership or interests which arises as a result of the relevant Obligor that holds such ownership or interests at the date of this Agreement subsequently transferring such ownership or interests to another Material Obligor (including to a person that becomes a Material Obligor in accordance with the provisions of this Agreement on or before the date of such transfer of
ownership), to the extent it is permitted to do so; and
(ii)
a change in ownership or interests resulting from Papua New
Guinea exercising its Buy-In Option.
For the purpose of this definition, a change of ownership or interests shall include any dilution in the interest of either of the joint venture parties to a
Joint Venture as such interests are constituted at the date of this
Agreement. For the purpose of clause 1.1(53)(a) above acting in concert means, a group of persons who, pursuant to an agreement or
understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate Control of the
Borrower.
(54)
Fundamental Disposal Event means a disposal (whether by way of sale, lease, license, transfer, loan or other disposal) of any Material Asset for a purchase consideration other than cash, without the prior written consent of the Lenders.
(55)
Funding Rate means any individual rate notified by a Lender to the Facility Agent pursuant to clause 11.2(1)(b).
(56)
Group means the Borrower, each Guarantor and each of their respective
Subsidiaries for the time being. For the avoidance of uncertainty, Hidden Valley
Services Limited, Wafi-Golpu Services Limited and Morobe Exploration Services
Limited are not members of the Group.
(57)
Guarantor means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with clause 25 (Changes to the Obligors).
(58)
Hidden Valley Joint Venture means the joint venture constituted by the joint venture agreement between Morobe Consolidated Goldfields Limited, Newcrest
PNG 1 Limited and Hidden Valley Services Limited dated 22 May 2008, as amended.
(59)
HMT means Her Majesty’s Treasury of the United Kingdom.
(60)
Holding Company means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.
(61)
Identified PNG Parties means Morobe Consolidated Goldfields Limited, Wafi
Mining Limited and Morobe Exploration Limited.
(62)
IFRS means international accounting standards within the meaning of the IAS
Regulation 1606/2002 to the extent applicable to the relevant financial statements.

(63)
Intangible Assets means intangible assets as per the financial statements delivered in terms of clause 20.1 (Financial statements).
(64)
Intellectual Property Rights means any patents, trade marks, service marks, designs, trading or business names, copyrights, design rights, moral rights, inventions, confidential information, know-how, domain names, topographical or similar rights, database or other intellectual property rights and interests and the benefit of all applications and rights to use (including by way of licence) such assets of each Obligor, in each case whether registered or unregistered.
(65)
Intercreditor Agreement means the written intercreditor agreement concluded on or about 21 September 2011 between the Secured Parties and relating to their relationship as creditors of the Borrower and the other Obligors, as amended or amended and restated on or about the Signature Date.
(66)
Interest Cover Ratio means, in respect of any Ratio Test Period:
(a) EBITDA;
(b) divided by Total Interest.
(67)
Interest Period means, in relation to a Loan, each period determined in accordance with clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 9.3 (Default interest).
(68)
Interpolated Screen Rate means, in relation to LIBOR for any Loan, the rate
(rounded to the same number of decimal places as the two relevant Screen Rates)
which results from interpolating on a linear basis between:
(a)
the applicable Screen Rate for the longest period (for which that Screen
Rate is available) which is less than the Interest Period of that Loan; and
(b)
the applicable Screen Rate for the shortest period (for which that Screen
Rate is available) which exceeds the Interest Period of that Loan, each as of the Specified Time on the Quotation Day for USD.
(69)
Joint Venture Agreements means the joint venture agreements constituting the
Hidden Valley Joint Venture, the Wafi-Golpu Joint Venture and the Exploration
Portfolio Joint Venture.
(70)
Joint Ventures means the Exploration Portfolio Joint Venture, the Hidden Valley
Joint Venture and the Wafi-Golpu Joint Venture.
(71)
Legal Reservations means:
(a)
the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;
(b)
the time barring of claims based on prescription laws that apply in the jurisdiction of incorporation of a member of the Group;
(c)
any other matters which are set out as qualifications or reservations as to matters of law of general application in any of the legal opinions delivered pursuant to clause 4.1 (Conditions precedent to first Utilisation) or clause 25 (Changes to the Obligors).

(72)
Lender means:
(a) any Original Lender; and
(b)
any bank, financial institution, trust, fund or other entity which has become a Party in accordance with clause 24 (Changes to the Lenders), which in each case has not ceased to be a Party in accordance with the terms of this Agreement.
(73)
Leverage Ratio means, at any time, the ratio of Total Net Debt to EBITDA.
(74)
LIBOR means, in relation to any Loan:
(a) the applicable Screen Rate;
(b)
(if no Screen Rate is available for the Interest Period of that Loan) the
Interpolated Screen Rate for that Loan; or
(c) If:
(i) no Screen Rate is available for USD; or
(ii)
no Screen Rate is available for the Interest Period of that Loan and it is not possible to calculate an Interpolated Screen Rate for that
Loan,
the Reference Bank Rate,
as of, in the case of clauses 1.1(74)(a) and 1.1(74)(c) above, the Specified Time on the Quotation Day for USD and for a period equal in length to the Interest Period of that Loan and, if that rate is less than zero, LIBOR shall be deemed to be zero.
(75)
LMA means the Loan Market Association.
(76)
Loan means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.
(77)
Majority Lenders means:
(a)
if there are no Loans then outstanding, a Lender or Lenders whose
Commitments aggregate at least 66,67% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least
66,67% of the Total Commitments immediately prior to the reduction); or
(b)
at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate at least 66,67% of all the Loans then outstanding.
(78)
Margin means 3,00%.
(79)
Mandate Letter means the mandate letter dated 8 October 2014 between the
Coordinators and the Obligors relating to, amongst others, the appointment of the
Coordinators as exclusive arrangers and bookrunners in respect of the Facility.
(80)
Material Adverse Effect means a material adverse effect on:

(a)
the business, operations, property or condition (financial or otherwise) of the Borrower, any Guarantor and/or the Group taken as a whole;
(b)
the ability of any Obligor to perform any of its obligations under the Finance
Documents; or
(c)
the validity or enforceability of any of the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.
(81)
Material Assets means:
(a)
the mining operations comprising the following mine shafts namely
Kusasalethu (DMR Ref no. GP30/5/1/2/07MR), Tshepong and Phakisa
(DMR Ref no. FS30/5/1/2/2/84MR),
Doornkop (DMR Ref no.
GP30/5/1/2/2/09MR), Masimong (DMR Ref no. FS30/5/1/2/2/82MR),
Target 1 (DMR Ref no. FS30/5/1/2/2/14MR), Bambanani (DMR Ref no.
FS30/5/1/2/2/83MR) and Joel (DMR Ref no. FS30/5/1/2/2/13MR);
(b)
the interests of Wafi Mining Limited in the Wafi-Golpu Joint Venture, being its rights under the Wafi-Golpu Joint Venture Agreement, its participating interest therein and its right to take its share in production thereof; and
(c)
the interests of Morobe Consolidated Goldfields Limited in the Hidden
Valley Joint Venture, being its rights under the Hidden Valley Joint Venture
Agreement, its participating interest therein and its right to take its share in production thereof.
(82)
Material Group Company means any member of the Group contributing not less than 5% of the Group’s consolidated EBITDA.
(83)
Material Obligors means each of the Obligors, other than Avgold Limited.
(84)
MINEFI means the French Ministry of Finance.
(85)
Mining Law means any applicable law or regulation which relates to the conduct of prospecting, exploration and mining operations, including (in respect of operations in South Africa) the Mineral and Petroleum Resources Development Act, 2002 and
(in respect of operations in Papua New Guinea) the Mining Act 1992 (PNG).
(86)
Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(a)
if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;
(b)
if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.
The above rules will only apply to the last Month of any period.
(87)
Obligors means the Borrower and each Guarantor, and Obligor means each or any of them (as the context may require).
(88)
OFAC means the Office of Foreign Assets Control of the Department of Treasury
of the United States of America.

(89)
Original Financial Statements means:
(a)
in relation to the Borrower, the audited consolidated financial statements of the Group for the financial year ended 30 June 2014;
(b)
in relation to Harmony Gold (PNG Services) Pty Ltd, Aurora Gold Ltd,
Abelle Ltd, their audited financial statements for their financial years ended
30 June 2014; and
(c)
in relation to each Original Obligor other than the Borrower, Harmony Gold
(PNG Services) Pty Ltd, Aurora Gold Ltd, Abelle Ltd and Aurora Gold
(Wafi) (Pty) Ltd, its audited financial statements for its financial year ended
30 June 2013.
(90)
Original Obligor means the Borrower or an Original Guarantor.
(91)
Papua New Guinea means the Independent State of Papua New Guinea.
(92)
Party means a party to this Agreement.
(93)
Permitted Group Restructuring means, as at the Signature Date and subject to the provisions of clause 22.19 (Permitted Group Restructuring), the internal Group restructuring described in indicative terms in the Borrower’s memorandum entitled
Proposed New International Group Structure, attached as Schedule 15
(Permitted Group Restructuring memorandum), pursuant to which 100% of the issued shares in Wafi Mining Limited, Morobe Exploration Limited and Morobe
Consolidated Goldfields Limited will be sold out of their current Australian holding companies and acquired by a wholly-owned South African Subsidiary of the
Borrower.
(94)
Permitted Indebtedness means:
(a)
any Financial Indebtedness that does not result in Total Net Debt exceeding ZAR2 000 000 000 plus the ZAR equivalent of USD250
000 000, converted at the then prevailing exchange rate into a ZAR amount;
(b)
any Financial Indebtedness of a member of the Group in respect of
Permitted Loans,
which in either case is not otherwise prohibited or restricted in accordance with clause 22.11 (Financial Indebtedness).
(95)
Permitted Loans means:
(a)
loans made by the Borrower to any other member of the Group utilising the proceeds of any Utilisation under the Facility in order to fund a purpose referred to in clause 3 (Purpose) (Borrower On Loans) and including on-
loans made by any other member of the Group to any other member of the
Group directly or indirectly from the proceeds of Borrower On Loans in order to fund a purpose referred to in clause 3 (Purpose);
(b)
loans made by the Borrower to any other member of the Group utilising the proceeds of any utilisation under the ZAR Facility Agreement in order to fund a purpose referred to in the ZAR Facility Agreement (Borrower ZAR
On Loans) and including on-loans made by any other member of the
Group to any other member of the Group directly or indirectly from the proceeds of Borrower ZAR On Loans in order to fund a purpose referred to in the ZAR Facility Agreement;

(c)
trade credit granted in the ordinary course of an Obligor’s day-to-day business upon terms usual for such trade;
(d)
loans by an Obligor existing prior to the Signature Date and which have been (i) disclosed in Schedule 12 (Disclosed Loans) hereto, or (ii) in the
Original Financial Statements;
(e)
loans by a member of the Group which is not an Obligor existing prior to the Signature Date and which have been disclosed in the Original Financial
Statements;
(f)
loans granted by any member of the Group to any other member of the
Group other than pursuant to 1.1(95)(a) or 1.1(95)(b) above or as disclosed in 1.1(95)(d) or 1.1(95)(e) above, which do not at any time (on a consolidated basis
taking into account all such loans) exceed
ZAR300 000 000 or its equivalent in any other currency or currencies per
Financial Year;
(g)
loans made by one member of the Group to any other member of the
Group for the purposes of enabling the Borrower or any other Obligor to meet its payment obligations under the Finance Documents;
(h)
a loan made by any member of the Group to an employee or director of any member of the Group if the amount of that loan when aggregated with the amount of all loans to employees and directors by members of the
Group does not exceed ZAR40 000 000 or its equivalent in any other currency or currencies or to an employee or director of the Borrower in terms of an approved employee share option scheme provided that on establishment, such scheme does not involve a net outflow of cash from the Group;
(i)
loans made by the Borrower to any entity acquiring shares in a Group company (other than any Obligor) pursuant to a Black Economic
Empowerment transaction in respect of that Group company, provided that the amount of such loans shall not exceed ZAR150 000 000 in aggregate;
and
(j) any other loans made with the prior written approval of the Facility Agent.
(96)
Permitted Security means:
(a)
Security created over any new asset, plant, machinery, equipment or property acquired and/or developed by any Obligor to secure Permitted
Indebtedness incurred for the purpose of financing the acquisition of such new asset, plant, machinery, equipment or property or the development, as the case may be, but not for the replacement or refurbishment or maintenance of an existing asset, plant, machinery, equipment or property;
(b)
Security created over any asset or property of a member of the Group which is not an Obligor in order to secure Permitted Indebtedness;
(c)
Security created over any asset or property of an Obligor in order to secure
Permitted Indebtedness for an aggregate amount (aggregated across all of the Obligors) not exceeding ZAR200 000 000 or its equivalent in any other currency or currencies;
(d)
Security created by operation of law, including without limitation any
Environmental Law or Mining Law, and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(e)
any Security which is existing prior to the Signature Date and which has been disclosed (i) in Schedule 9: Part A (Existing Security) hereto, or (ii) in the Original Financial Statements and in all circumstances securing only indebtedness outstanding at the Signature Date if the principal amount or original facility thereby secured is not increased after the Signature Date;
(f)
any Security which is existing prior to the Signature Date and which has been disclosed in Schedule 9: Part B hereto;
(g)
any netting or set-off arrangement entered into by a member of the Group in the normal course of its banking arrangements for the purpose of netting debit and credit balances, and only such arrangements that are in existence at the Signature Date;
(h)
any Security entered into pursuant to any Finance Document as contemplated in the Finance Documents; and
(i)
any other Security created with the prior written approval of the Facility
Agent.
(97)
Permitted Share Issue means an issue of ordinary shares by an Obligor to its
Holding Company where the newly-issued shares also become subject to the
Transaction Security on the same terms.
(98)
Permitted Transferee means any person referred to in Schedule 13 (Permitted
Transferees), including any Affiliate of any such person.
(99)
PNG Security means the Transaction Security constituted by the Security
Documents governed by the laws of Papua New Guinea, being:
(a)
the mortgage over shares and floating charge by Aurora Gold (Wafi)
Proprietary Limited (as security provider) in favour of Nedbank Limited (as security trustee) pursuant to which Aurora Gold (Wafi) Proprietary Limited grants a security interest in respect of its shareholding in Wafi Mining
Limited and the benefit of any shareholder loans payable by that company, as amended pursuant to the transactions contemplated by this Agreement;
and
(b)
the mortgage over shares and floating charge by Harmony Gold (PNG
Services) Proprietary Limited (as security provider) in favour of Nedbank
Limited (as security trustee) pursuant to which Harmony Gold (PNG
Services) Proprietary Limited grants a security interest in respect of its shareholding in Morobe Exploration Limited and Morobe Consolidated
Goldfields Limited and the benefit of any shareholder loans payable by those companies, as amended pursuant to the transactions contemplated by this Agreement.
(100)
PNGK means Papua New Guinea Kina, the lawful currency of Papua New Guinea.
(101)
PPSA means the Personal Property Securities Act 2009 (Cth).
(102)
PPSA PNG means the Personal Property Security Act, 2011 of Papua New
Guinea.
(103)
Pre-Financial Close Material Adverse Change means a material adverse change prior to Financial Close, in the reasonable opinion of the Lenders (arrived at after consultation with the Borrower), in or on:

(a)
the debt, loan, financial and/or capital markets applicable to the Facility or in any markets relevant to the Borrower’s industry;
(b)
the South African or international monetary, financial, political or economic conditions;
(c)
the condition (financial or otherwise) of the business or operations or prospects of the Obligors taken as a whole;
which in the reasonable opinion of the Lenders:
(d)
has rendered, or will or is reasonably likely to render it unlawful for the
Lenders (or any of them) to advance any portion of the Facility;
(e)
has materially adversely affected, or will or is reasonably likely to materially adversely affect, the risk profile attributed by the Lenders (or any of them)
to the Obligors taken as a whole or the Lenders’ (or any of them) ability to fund, or maintain its funding of, any portion of its participation in the
Facility; and/or
(f)
increases the cost to the Lenders (or any of them) of funding or maintaining its or their funding of any portion of its or their participation in the Facility, and the Borrower has elected not to bear such increased cost.
(104)
Quotation Day means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the
Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).
(105)
Ratio Test Date means the last day of March, June, September and December.
(106)
Ratio Test Period means each period of 12 months ending on a Ratio Test Date.
(107)
Reference Bank Rate means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the
Reference Banks as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in USD and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.
(108)
Reference Bank Quotation means any quotation supplied to the Facility Agent by a Reference Bank.
(109)
Reference Banks means the principal London offices of up to three banks agreed between the Facility Agent and the Borrower from time to time.
(110)
Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.
(111)
Relevant Interbank Market means in relation to USD, the London interbank market.

(112)
Repeating Representations means each of the representations set out in clause 19.1 (Status) to clause 19.6 (Validity and admissibility in evidence), other than 19.5 (Benefit), clause 19.10(1), clause 19.11(1), clause 19.11(2), clause 19.12
(Financial statements) other than 19.12(4), clause 19.15 (Security Interest), clause 19.16 (Pari passu ranking), clause 19.21 (Authorised Signatures) and clause 19.22 (No immunity).
(113)
Representative
means any representative, delegate, agent, manager,
administrator, nominee, attorney, trustee or custodian.
(114)
Resignation Letter means a letter substantially in the form set out in Schedule 7
(Form of Resignation Letter).
(115)
Retiring Guarantor has the meaning given to it in clause 18.8 (Release of
Guarantors' right of contribution).
(116)
Rollover Loan means one or more Loans:
(a)
made or to be made on the same day that a maturing Loan is due to be repaid; and
(b)
made or to be made to the Borrower for the purpose of refinancing a maturing Loan.
(117)
Sanctioned Entity means:
(a)
any person, country or territory which is listed on a Sanctions List or is subject to Sanctions;
(b)
any person which is ordinarily resident in a country or territory which is listed on a Sanctions List or is subject to Sanctions;
(c)
any person listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List;
(d)
any person located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or operating in or acting on behalf of, a person located in or organised under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions; or
(e)
any person otherwise a target of Sanctions (being any person with whom a
US person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities).
(118)
Sanctioned Transaction means the use of the proceeds of the Facility for the purpose of financing or providing any credit, directly or indirectly, to:
(a) a Sanctioned Entity; or
(b)
any other person or entity, if any member of the Group has actual knowledge that the person or entity proposes to use the proceeds of the financing or credit for the purpose of financing or providing any credit, directly or indirectly, to a Sanctioned Entity,
in each case to the extent that to do so is prohibited by, or would cause any breach of, Sanctions.

(119)
Sanctions means general trade, economic or financial sanctions, laws, regulations, trade embargoes or restrictive measures imposed, administered or enforced from time to time by any Sanctions Authority.
(120)
Sanctions Authority means each of:
(a) the United Nations Security Council;
(b) the European Union;
(c) the Council of Europe (founded under the Treaty of London, 1946);
(d) the government of the United States of America;
(e) the government of the United Kingdom;
(f) the government of the Republic of France;
(g) the government of the Commonwealth of Australia,
and any of their governmental authorities, institutions or agencies, including, without limitation, OFAC, the US Department of Commerce, the US State
Department or the US Department of the Treasury, HMT and MINEFI.
(121)
Sanctions List means any of the lists maintained by any Sanctions Authority and any similar list maintained, or a public announcement of a Sanctions designation made, by any Sanctions Authority, in each case as amended, supplemented or substituted from time to time.
(122)
Screen Rate means the London interbank offered rate administered by ICE
Benchmark Administration Limited (or any other person which takes over the administration of that rate) for USD for the relevant period displayed on page
LIBOR01 or LIBOR02 (as the case may be) of the Thomson Reuters Screen (or any replacement Thomson Reuters page which displays that rate), or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.
(123)
Secured Document means the Finance Documents, the ZAR Facility Agreement and the other Finance Documents as defined in the ZAR Facility Agreement.
(124)
Secured Parties means the Finance Parties and the Finance Parties as defined in the ZAR Facility Agreement.
(125)
Security means:
(a)
a mortgage, notarial bond, bond, cession in security, charge, security assignment, pledge, hypothec, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect; and
(b) a security interest under the PPSA and/or the PPSA-PNG.
(126)
Security Document means:
(a)
in respect of the Original Obligors, the documents listed in clause 3 of Part
I of Schedule 2 (Conditions Precedent);

(b)
any security document given or to be given in respect of, amongst others, the shares in Wafi Mining Limited, Morobe Exploration Limited and Morobe
Consolidated Goldfields Limited pursuant to the Permitted Group
Restructuring; and
(c)
any other security document that may at any other time be given as security for the liabilities pursuant to or in connection with any Secured
Document.
(127)
Signature Date means the date of the signature of the Party last signing this
Agreement in time.
(128)
Specified Time means a time determined in accordance with Schedule 10
(Timetables).
(129)
Subsidiary means a subsidiary as defined in the Companies Act and shall include any person who would, but for not being a company under the Companies
Act, qualify as a subsidiary as defined in the Companies Act.
(130)
Tangible Net Worth means Total Equity less Intangible Assets.
(131)
Tangible Net Worth to Total Net Debt means, at any time, the ratio of Tangible
Net Worth to Total Net Debt.
(132)
Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).
(133)
Total Commitments means the aggregate of the Commitments being
USD205,000,000 at the Signature Date plus any increase in the Commitments pursuant to clause 6 (Accordion Increase), up to a maximum amount of
USD250,000,000.
(134)
Total Equity means the total aggregate issued share capital of the Borrower from time to time.
(135)
Total Interest means, in respect of any period, the aggregate accruing during such period (without duplication and whether or not paid or payable within such period)
of, in respect of the Group on a consolidated basis (and whether or not the principal or capital obligation by reference to which any of the following are determined is an obligation of the Group):
(a)
all interest, acceptance commission, guarantee fees and any other continuing, regular or periodic costs and expenses in the nature of interest
(whether paid, payable or capitalised) incurred in effecting, servicing or maintaining Financial Indebtedness;
(b)
amounts payable (as reduced by amounts receivable) in respect of any
Derivatives Transaction which is an interest rate hedging arrangement entered into to hedge risks arising in the normal course of business;
(c)
the interest element of, and ancillary fees payable under, any finance leases.
(136)
Total Net Debt means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of Financial Indebtedness but:
(a) excluding any such obligations to any other member of the Group;

(b)
excluding any liability of any member of the Group relating to compliance with environmental legislation in South Africa arising from rehabilitation operations in the form of environmental guarantees issued by Nedbank
Limited in the aggregate amount of ZAR295 622 920 and similar guarantees in an aggregate amount not exceeding ZAR202 529 261;
(c)
excluding any liability of any member of the Group relating to compliance with environmental and mining legislation in Papua New Guinea arising from rehabilitation operations in the form of environmental guarantees and financial security under such legislation;
(d)
excluding any liability of any member of the Group arising from performance guarantees given on behalf of any member of the Group in the ordinary course of its operational business requirements and which are valid for no longer than three years from date of issue of the relevant guarantee in an aggregate amount not exceeding USD25 000 000 or its equivalent in any other currency or currencies;
(e)
including, in the case of any lease or hire purchase contract, which would in accordance with IFRS, be treated as a finance or capital lease, their capitalised value;
(f)
deducting the aggregate amount of Cash and Cash Equivalent Investments held by any member of the Group at that time.
(137)
Transaction Security means the Security created or expressed to be created in favour of the Secured Parties pursuant to the Security Documents.
(138)
Transfer has the meaning given to it in clause 24.1 (Cessions and delegations by the Lenders).
(139)
Transfer Certificate means a certificate substantially in the form set out in
Schedule 4 (Form of Transfer Certificate) or any other form agreed between the
Facility Agent and the Borrower.
(140)
Transfer Date means, in relation to a Transfer, the later of:
(a) the proposed Transfer Date specified in the Transfer Certificate; and
(b) the date on which the Facility Agent executes the Transfer Certificate.
(141)
Unpaid Sum means any sum due and payable but unpaid by an Obligor under the
Finance Documents.
(142)
USD means United States Dollars, the lawful currency of the United States of
America.
(143)
Utilisation means a utilisation of the Facility.
(144)
Utilisation Date means the date of a Utilisation, being the date on which the relevant Loan is to be made.
(145)
Utilisation Request means a notice substantially in the form set out in Schedule 3
(Form of Utilisation Request).
(146)
VAT means value added tax as provided for in the Value Added Tax Act, 1991 and any other tax of a similar nature.

(147)
Wafi-Golpu Joint Venture means the joint venture constituted by the joint venture agreement between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu
Services Limited dated 22 May 2008.
(148)
ZAR means South African Rand, the lawful currency of South Africa.
(149)
ZAR Facility Agreement means the written ZAR1 300 000 000 revolving credit facility agreement entered into on or about 20 December 2013 between the
Borrower, Nedbank Limited (acting through its Nedbank Capital and Nedbank
Corporate divisions) and certain of the Obligors.
1.2
Construction
(1) Unless a contrary indication appears, any reference in this Agreement to:
(a)
any Coordinator, the Facility Agent, any Finance Party, any Lender,
any Secured Party, any Obligor or any Party shall be construed so as to include its successors in title, permitted cessionaries and permitted transferees;
(b)
assets includes present and future properties, revenues and rights of every description;
(c)
authority includes any court or any governmental, intergovernmental or supranational body, agency, department or any regulatory, self-regulatory or other authority;
(d)
a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;
(e)
indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(f)
a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);
(g)
a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not having the force of law, being one with which the relevant person is accustomed to comply)
of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;
(i)
a provision of law is a reference to that provision as amended or re-enacted; and
(ii) a time of day is a reference to Johannesburg time.
(h) Section, Clause and Schedule headings are for ease of reference only.
(i)
Unless a contrary indication appears, a term used in any other Finance
Document or in any notice given under or in connection with any Finance
Document has the same meaning in that Finance Document or notice as in this Agreement.

(j)
A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been waived.
(k)
If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in an interpretation clause, effect shall be given to it as if it were a substantive provision of the relevant Finance Document.
(l)
Unless inconsistent with the context, an expression in any Finance
Document which denotes the singular includes the plural and vice versa.
(2) The Schedules to any Finance Document form an integral part thereof.
(3)
The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting thereof, shall not apply in the interpretation of the Finance Documents.
(4)
The expiry or termination of any Finance Documents shall not affect such of the provisions of the Finance Documents as expressly provide that they will operate after any such expiry or termination or which of necessity must continue to have effect after such expiry or termination, notwithstanding that the clauses themselves do not expressly provide for this.
(5)
The Finance Documents shall to the extent permitted by applicable law be binding on and enforceable by the administrators, trustees, permitted cessionaries, business rescue practitioners or liquidators of the Parties as fully and effectually as if they had signed the Finance Documents in the first instance and reference to any
Party shall be deemed to include such Party’s administrators, trustees, permitted cessionaries, business rescue practitioners or liquidators, as the case may be.
(6)
The use of any expression in any Finance Document covering a process or proceeding available under South African law such as winding-up or business rescue (without limitation eiusdem generis) shall, if any of the Parties to the
Finance Documents is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous process or proceedings under the law of such other jurisdiction.
(7)
Where figures are referred to in numerals and in words in any Finance Document, if there is any conflict between the two, the words shall prevail.
(8)
Unless a contrary indication appears, where any number of days is to be calculated from a particular day, such number shall be calculated as including that particular day and excluding the last day of such period.
1.3
Third party rights
(1)
Except as expressly provided for in this Agreement or in any other Finance
Document, no provision of any Finance Document constitutes a stipulation for the benefit of any person who is not a party to that Finance Document.
(2)
Notwithstanding any term of any Finance Document, the consent of any person who is not a party to that Finance Document is not required to rescind or vary that
Finance Document at any time except to the extent that the relevant variation or rescission (as the case may be) relates directly to the right conferred upon any applicable third party under a stipulation for the benefit of that party that has been accepted by that third party.

Section 2
2
The Facility
2.1
The Facility
Subject to the terms of this Agreement, the Lenders make available to the Borrower a USD committed revolving credit facility in an aggregate amount equal to the Total Commitments.
2.2
Finance Parties' rights and obligations
(1)
The obligations of each Finance Party under the Finance Documents are separate and independent. Failure by a Finance Party to perform its obligations under the
Finance Documents does not affect the obligations of any other Party under the
Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
(2)
The rights of each Finance Party under or in connection with the Finance
Documents are separate and independent rights and any debt arising under the
Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.
(3)
A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.
(4)
The Borrower is entitled to receive a copy of the signed Intercreditor Agreement;
however neither the Borrower nor any other Obligor has any rights or obligations under the Intercreditor Agreement.
3
Purpose
3.1
Purpose
The Borrower shall apply all amounts borrowed by it under the Facility towards:
(1) the repayment in full of the Existing USD Facility Outstandings; and
(2)
the Group’s exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of South Africa.
3.2
Monitoring
No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.
4
Conditions of Utilisation
4.1
Conditions precedent to First Utilisation
The Borrower may not deliver a first Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Facility Agent (or in relation to originals of required notices, share certificates and blank transfer forms contemplated by clause 3 of Part I of Schedule 2 (Conditions Precedent), the Facility Agent is satisfied that these are being held on its behalf by its legal advisors). The Facility Agent shall notify the
Borrower and the Lenders promptly upon being so satisfied.
4.2
Conditions precedent to Utilisations generally
The Lenders will only be obliged to comply with clause 5.4 (Lenders' participation) if
Financial Close has occurred no later than 30 days after the Signature Date (or within such further period as the Lenders may have agreed to in writing before the lapse of the period of 30 days after the Signature Date) and on the date of the Utilisation Request and on the proposed Utilisation Date:
(1)
Tangible Net Worth to Total Net Debt at the time, and after the relevant Utilisation, is not less than 8 times;
(2) no Default is continuing or would result from the proposed Loan;
(3)
the Repeating Representations to be made by each Obligor are true in all material respects;
(4)
in relation to the first Utilisation only, the representations referred to in clause 19.17
(No proceedings pending or threatened) are true in all material respects and for this purpose, the representations referred to in clause 19.17 (No proceedings pending or threatened) shall be deemed to be made by each Obligor by reference to the facts and circumstances existing on the first Utilisation Date.

SECTION 3
Utilisation and Accordion Increase
5
Utilisation
5.1
Delivery of a Utilisation Request
The Borrower may utilise the Facility by delivery to the Facility Agent of a duly completed
Utilisation Request not later than the Specified Time.
5.2
Completion of a Utilisation Request
(1)
Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:
(a)
the proposed Utilisation Date is a Business Day within the Availability
Period;
(b)
the currency and amount of the Utilisation comply with clause 5.3
(Currency and amount); and
(c) the proposed Interest Period complies with clause 10 (Interest Periods).
(2) Only one Loan may be requested in each Utilisation Request.
(3) No more than one Utilisation Request may be submitted in any calendar month.
(4)
The Borrower may not deliver a Utilisation Request if as a result of the proposed
Utilisation more than five Loans would be outstanding at any point in time and to this effect, the Facility Agent will consolidate two or more outstanding Loans made to the Borrower maturing on the same date, such that the relevant Rollover Loan made to refinance such maturing Loans will be in respect of such outstanding
Loans as consolidated into one Loan.
5.3
Currency and amount
(1) The currency specified in a Utilisation Request must be USD.
(2)
The amount of the proposed Loan must be an amount which is not more than the
Available Facility and which is a minimum of USD30 000 000 or, if less, the
Available Facility.
5.4
Lenders' participation
(1)
If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility
Office.
(2)
The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.
(3)
The Facility Agent shall notify each Lender of the amount of each Loan and the amount of its participation in that Loan by the Specified Time.

5.5
Cancellation of Commitment
(1)
If Financial Close has not occurred by the date which is 30 days after the Signature
Date (or such later date as agreed to by the Lenders before the date which is 30 days after the Signature Date), the Commitments shall be immediately cancelled.
(2)
The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.
6
Accordion Increase
6.1
Subject to this clause 6, the Borrower may, at any time during the first six Months of the
Availability Period, request an increase in the Total Commitments (Accordion Increase) in an amount which, when aggregated with the amount of any previous Accordion Increases, does not result in the Total Commitments exceeding USD250,000,000 (Additional
Commitments).
6.2
Any such request shall be made by giving prior written notice (Accordion Request) to the
Facility Agent not later than 10 Business Days (or such shorter period as the Facility Agent and the Borrower may agree) (Accordion Notice Period) prior to the proposed date for the Accordion Increase becoming effective (Proposed Additional Commitment Increase
Date).
6.3 The Accordion Request shall specify the following matters:
(1)
the aggregate amount of the Additional Commitments the Borrower intends to raise; and
(2) the Proposed Additional Commitment Increase Date.
6.4
The Borrower shall be entitled to approach any Permitted Transferee which is not a Lender to provide Additional Commitments (Additional Commitment Lender). No consent of the
Finance Parties will be required for such Permitted Transferee to provide any Additional
Commitments.
6.5
Following the delivery of a valid Accordion Request, the requested Accordion Increase shall become effective on the later of:
(1) the Proposed Additional Commitment Increase Date;
(2)
the execution by each Additional Commitment Lender of an Additional Commitment
Increase Notice, which shall include an accession to this Agreement in accordance with the provisions of clause 24.4 (Procedure for Transfer);
(3)
in relation to an Additional Commitment Lender, the Facility Agent notifying the
Borrower that it is satisfied that such Additional Commitment Lender has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assumption of the Additional
Commitments by that Additional Commitment Lender; and
(4)
the execution by the Facility Agent of each Additional Commitment Increase
Notice. The Facility Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Additional Commitment Increase Notice appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Additional Commitment Increase Notice,

(the date on which the Accordion Increase becomes effective being the Additional
Commitment Increase Date), which shall not be later than the day falling six Months plus the Accordion Notice Period after Financial Close.
6.6
The introduction of Additional Commitments pursuant to this clause 6 shall occur as follows:
(1)
each Additional Commitment will be assumed by the relevant Additional
Commitment Lender, each of whom confirms its willingness to assume and does assume all of the obligations of a Lender corresponding to that part of the
Additional Commitments which it is to assume, as if it had been an Original Lender;
(2)
the Total Commitments shall be increased by the Additional Commitments provided by the Additional Commitment Lender(s) (New Total Commitments);
(3)
the Original Lenders shall each transfer to the Additional Commitment Lender(s), in accordance with the provisions of clause 24 (Changes to the Lenders), their pro rata portion of any amounts advanced, being the amount calculated by multiplying the amount advanced by that Original Lender by the Additional Commitment to be provided by that Additional Commitment Lender and dividing that by the New Total
Commitment, such that each Original Lender and Additional Commitment Lender will have advanced the same proportionate share of the New Total Commitments;
(4)
each of the Obligors and each Additional Commitment Lender shall assume obligations towards one another and/or acquire rights against one another as the
Obligors and the Additional Commitment Lender would have assumed and/or acquired had the Additional Commitment Lender been an Original Lender;
(5)
each Additional Commitment Lender shall become a Party as a Lender and each
Additional Commitment Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that
Additional Commitment Lender and those Finance Parties would have assumed and/or acquired had the Additional Commitment Lender been an Original Lender;
and
(6) the Commitments of the other Lenders shall continue in full force and effect.
6.7
On and from the Additional Commitment Increase Date this Agreement shall be amended, read and construed as if each Additional Commitment Lender were party hereto with a
Commitment or Commitments as detailed in the Additional Commitment Increase Notice.
6.8
Any amounts payable to the Lenders by any Obligor on or before an Additional
Commitment Increase Date (including, without limitation, all interest, fees and commission payable up to (but excluding) that Additional Commitment Increase Date) in respect of any period ending on or prior to that Additional Commitment Increase Date shall be for the account of the Lenders prior to such Additional Commitment Increase Date and no
Additional Commitment Lender who was not a Lender before the Additional Commitment
Increase Date shall have any interest in, or any rights in respect of, any such amount (save in respect of their Commitments up to (but excluding) that Additional Commitment Increase
Date).
6.9 Each Lender authorises the Facility Agent to execute on its behalf:
(1)
any Additional Commitment Increase Notice delivered to it pursuant to this clause
6; and
(2)
any amendments required to the Finance Documents to reflect any Accordion
Increase or accession of Additional Commitment Lenders together with any other amendments that are consequential on, incidental to or required to implement or reflect the introduction of Additional Commitments pursuant to this clause 6.

SECTION 4
Repayment, Prepayment and Cancellation
7
Repayment
7.1
Repayment of Loans
(1)
Subject to the provisions of clause 7.1(2) (Rollover Loans) below, the Borrower shall repay each Loan on the last day of the Interest Period of that Loan.
(2)
Rollover Loans
(a)
Without prejudice to the Borrower's obligation under clause 7.1(3) below, if one or more Loans are to be made available to the Borrower:
(A)
on the same day that a maturing Loan is due to be repaid
by the Borrower; and
(B)
in whole or in part for the purpose of refinancing the
maturing Loan,
the aggregate amount of the new Loans shall be treated as if applied in or towards repayment of the maturing Loan and clause 7.1(2)(b) below shall apply.
(b) Any Rollover Loans shall be utilised as follows:
(i)
if the amount of a maturing Loan exceeds the aggregate amount of the new Loans (Excess):
(A)
the Borrower will only be required to repay an amount in
cash equal to the Excess (in repayment of the maturing
Loan), and
(B)
the new Loans shall be treated as having been made
available and applied by the Borrower in or towards
repayment of the Lender's participation (if any) in the
maturing Loan and the Lender will not be required to make
new Loans available in cash; and
(ii)
if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:
(A)
the Borrower will not be required to make any repayment in
cash on account of the maturing Loan; and
(B)
the Lender will be required to make the new Loans
available in cash only to the extent that the new Loans
exceed the maturing Loan and the remainder of the new
Loans shall be treated as having been made available and
applied by the Borrower in or towards repayment of the
maturing Loan.
(3)
The Borrower shall repay all Loans outstanding under the Facility (including accrued and unpaid interest thereon) in full by no later than the Final Repayment
Date.

7.2
Re-borrowing
The Borrower may re-borrow any part of the Facility which is repaid.
8
Prepayment and Cancellation
8.1
Illegality
If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any
Loan:
(1)
that Lender shall promptly notify the Facility Agent upon becoming aware of that event;
(2)
upon the Facility Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and
(3)
the Borrower shall repay that Lender's participation in the Loans on the last day of the Interest Period for each Loan occurring after the Facility Agent has notified the
Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).
8.2
Fundamental Control Event or Fundamental Disposal Event
If any Fundamental Control Event or Fundamental Disposal Event occurs:
(1)
the Borrower shall promptly notify the Facility Agent upon becoming aware of that event;
(2) a Lender shall not be obliged to fund a Utilisation; and
(3)
if the Majority Lenders so require, the Facility Agent shall, by notice to the
Borrower, cancel the Total Commitments and declare all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance
Documents immediately due and payable, whereupon the Total Commitments will be cancelled and all such outstanding amounts will become immediately due and payable or due and payable on the date referred to in the notice.
8.3
Material Disposal Proceeds
(1)
The Borrower shall notify the Facility Agent of the receipt of any Material Disposal
Proceeds promptly upon the relevant member of the Group becoming entitled to receive such Material Disposal Proceeds. If the Majority Lenders so require, the
Facility Agent shall notify the Borrower that all or a specified amount of the
Available Material Disposal Proceeds are required to be applied to repay the outstanding Loans and on receipt of such notice the Borrower shall, subject to clause 8.7(7) below, be obliged to repay the Loans (so they are reduced by the same proportions and rateably amongst the Lenders) in an amount equal to the
Available Material Disposal Proceeds or the specified amount of the Available
Material Disposal Proceeds, as applicable on the last day of the Interest Period of each such Loan, provided that if an Event of Default occurs prior to the last day of an Interest Period of a Loan, the amount of the relevant prepayment shall be immediately due and payable.

(2) For purposes of this clause 8.3:
Available Material Disposal Proceeds means that portion of the Material
Disposal Proceeds which are available to be applied under this Agreement which shall be determined as the aggregate of (x) the USD Facility Percentage of the
Material Disposal Proceeds, and (y) any Material Disposal Proceeds which would otherwise have been available to be applied as a prepayment under the ZAR
Facility Agreement but were not in fact so applied.
USD Facility Percentage means the ratio (expressed as a percentage) of (x) the aggregate Available Commitments and Loans to (y) the sum of the aggregate
Available Commitments and Loans and the USD equivalent of the aggregate available commitments and loans under the ZAR Facility Agreement converted at prevailing exchange rates to the USD equivalent amount.
Disposal Proceeds means the cash consideration received by any member of the
Group in respect of the Disposal of (x) a Material Asset or any portion or part of a
Material Asset or (y) the shares in a company or interests in any other entity which owns the Material Asset (including any amount received in repayment of intercompany debt pursuant to the Disposal of a Material Asset and any amount received by any member of the Group pursuant to an exercise by Papua New
Guinea of the Buy-In Option) or (z) all or any portion or part of the joint venture property of the Hidden Valley Joint Venture or the Wafi-Golpu Joint Venture, at any
time after the Signature Date but prior to the date of full and final repayment of the
Loans, and after deducting:
(a)
any reasonable expenses which are incurred by any member of the Group with respect to that Disposal to persons who are not members of the
Group; and
(b)
any Tax incurred and required to be paid by the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance).
Disposal means a sale, lease, license, transfer, loan or other disposal by a person
(whether by a voluntary or involuntary single transaction or series of transactions).
Material Disposal Proceeds means that portion of Disposal Proceeds which when aggregated with any other Disposal Proceeds previously received by any member of the Group is in excess of ZAR1 000 000 000 or the equivalent thereof in any other currency or currencies, excluding any Disposal Proceeds received by any member of the Group pursuant to an exercise by Papua New Guinea of the Buy-In
Option but only to the extent that such Disposal Proceeds are reinvested by the relevant member of the Group in the relevant operations relating to the Buy-In
Option or in the business of another Obligor or otherwise retained by an Obligor and not used to make any Distribution.
8.4
Cancellation
(1)
The Borrower may, if it gives the Facility Agent not less than 90 days (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of USD30 000 000) of the Available Facility.
Any cancellation under this clause 8.4 shall reduce the Commitments of the
Lenders rateably.

8.5
Voluntary prepayment of Loans
(1)
The Borrower may, if it gives the Facility Agent not less than five Business Days'
(or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of USD30 000 000).
(2)
Any prepayment under this clause 8.5 shall be applied rateably among the participations of all Lenders.
(3)
The Borrower may re-borrow any part of the Facility which is prepaid under this clause 8.5.
8.6
Right of repayment and cancellation in relation to a single Lender
(1) If:
(a)
any sum payable to any Lender by an Obligor is required to be increased under clause 13.2(3); or
(b)
any Lender claims indemnification from the Borrower under clause 13.3
(Tax indemnity) or clause 14.1 (Increased costs),
the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that
Lender's participation in the Loans.
(2)
On receipt of a notice of cancellation referred to in clause 8.6(1) above, the
Commitment of that Lender shall immediately be reduced to zero.
(3)
On the last day of each Interest Period in relation to a Loan which ends after the
Borrower has given notice of cancellation under clause 8.6(1) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that
Lender's participation in that Loan.
8.7
Restrictions and Early Settlement Fees
(1)
Any notice of cancellation or prepayment given by any Party under this clause 8 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.
(2)
Any prepayment of a Loan under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Breakage Costs payable under clause 11.4 (Breakage Costs) (if applicable) and save as otherwise provided for in clause 8.7(8) or elsewhere in this Agreement, without premium or penalty.
(3)
The Borrower may not re-borrow any part of the Facility which is prepaid (other than in accordance with clause 8.5 (Voluntary prepayment of Loans)).
(4)
The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.
(5)
No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(6)
If the Facility Agent receives a notice under this clause 8 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.
(7)
If all or part of a Loan is prepaid (other than in accordance with clause 8.5
(Voluntary prepayment of Loans)), an amount of the Commitments (equal to the amount of the Loan which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment. Any cancellation under this clause 8.7(7)
shall reduce the Commitments of the Lenders rateably.
(8)
If all or part of a Loan is repaid or prepaid directly or indirectly by utilising Financial
Indebtedness incurred by any member of the Group, (the Refinanced Loan
Portion), the Borrower shall make payment of early settlement fees to the Facility
Agent for the account of each Lender as follows:
(a)
2,50% of the Refinanced Loan Portion where the prepayment occurs at any time after Financial Close but prior to the first anniversary of Financial
Close;
(b)
1,50% of the Refinanced Loan Portion where the prepayment occurs at any time on or after the first anniversary of Financial Close but prior to the second anniversary of Financial Close; and
(c)
0,50% of the Refinanced Loan Portion where the prepayment occurs at any time on or after the second anniversary of Financial Close but prior to the third anniversary of Financial Close,
provided that if a Lender participates in the Financial Indebtedness incurred in relation to the Refinanced Loan Portion, the early settlement fee of that Lender will be calculated by applying the relevant percentage referred to above to the amount
(if any) representing the difference between the participation of that Lender in the
Loans being prepaid and the participation of that Lender in the Financial
Indebtedness incurred to repay the Loans.

SECTION 5
COSTS OF UTILISATION
9
Interest
9.1
Calculation of interest
The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:
(1) Margin; and
(2) LIBOR.
9.2
Payment of interest
The Borrower shall pay accrued interest on each Loan on the last day of each Interest
Period for that Loan.
9.3
Default interest
(1)
If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on that Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to clause 9.3(2) below, is 2% higher than the rate which would have been payable if that Unpaid Sum had, during the period of non-payment, constituted a Loan in the currency of that Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent (acting reasonably). Any interest accruing under this clause 9.3 shall be immediately payable by the Obligor on demand by the Facility
Agent.
(2)
If any Unpaid Sum consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:
(a)
the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan;
and
(b)
the rate of interest applying to that Unpaid Sum during that first Interest
Period shall be 2% higher than the rate which would have applied if that
Unpaid Sum had not become due.
(3)
Default interest (if unpaid) arising on any Unpaid Sum will be compounded with that
Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.
9.4
Notification of rates of interest
(1)
The Facility Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.
(2)
The Facility Agent shall promptly notify the Borrower of each Funding Rate relating to a Loan.

10
Interest Periods
10.1
Selection of Interest Periods
(1)
The Borrower shall select an Interest Period for a Loan in the Utilisation Request
for that Loan.
(2)
Subject to this clause 10 (Interest Periods), the Borrower may select an Interest
Period of three or six Months, as specified in the Utilisation Request (or such other period as may be agreed between the Borrower and the Lenders, provided that such other period shall not be longer than six Months).
(3) An Interest Period for a Loan shall not extend beyond the Final Repayment Date.
(4) The Interest Period for a Loan shall start on the Utilisation Date of that Loan.
(5)
Subject to this clause 10 (Interest Periods), the Borrower may select a different
Interest Period for a Rollover Loan than the Interest Period of the Loan being refinanced by that Rollover Loan in the Utilisation Request delivered for that
Rollover Loan.
(6)
If the Borrower fails to select an Interest Period for a Loan in the Utilisation
Request for that Loan, the Interest Period for the applicable Loan shall be three
Months.
10.2
Non-Business Days
If an Interest Period would otherwise end on a day which is not a Business Day, that
Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).
10.3
Consolidation of Loans
If two or more Interest Periods in respect of any Loans end on the same date, those Loans will be consolidated into, and treated as, a single Loan on the last day of the Interest
Period.
11
Changes to the Calculation of Interest
11.1
Absence of quotations
Subject to clause 11.2 (Market disruption), if LIBOR is to be determined by reference to the
Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.
11.2
Market disruption
(1)
If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:
(a) the Margin; and
(b)
the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest
Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.
(2)
In this Agreement, Market Disruption Event means:
(a)
at or about noon on the Quotation Day for the relevant Interest Period the
Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Facility Agent to determine LIBOR for the relevant
Interest Period; or
(b)
before close of business in London on the Quotation Day for the relevant
Interest Period, the Facility Agent receives notifications from a Lender or
Lenders (whose participations in a Loan exceed 35% of that Loan) that the cost to it or them of funding its or their participation in that Loan from whatever source it or they may reasonably select would be in excess of
LIBOR.
11.3
Alternative basis of interest or funding
(1)
Without prejudice to the generality of clause 11.2(1) above, if a Market Disruption
Event occurs and the Facility Agent or the Borrower so requires, the Facility Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.
(2)
Any alternative basis agreed pursuant to clause 11.3(1) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties for the relevant Interest Period and thereafter for so long as the Market Disruption Event continues to apply.
11.4
Breakage Costs
(1)
The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Breakage Costs attributable to all or any part of a Loan or
Unpaid Sum being paid by the Borrower on a day other than the last day of an
Interest Period for that Loan or Unpaid Sum. No Breakage Cost shall be payable in relation to the prepayment of a Loan pursuant to the provisions of clause 8.1
(Illegality) or clause 8.6 (Right of repayment and cancellation in relation to a single
Lender).
(2)
Each Lender shall, as soon as reasonably practicable after a demand by the
Facility Agent, provide a certificate confirming the amount of its Breakage Costs for any Interest Period in which they accrue.
12
Fees
12.1
Commitment fee
(1)
The Borrower shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of 40% of the Margin per annum on each Lender's Available
Commitment for the Availability Period and which fee shall accrue on a daily basis.
(2)
The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the
Availability Period and, if cancelled in full, on the cancelled amount of the relevant
Lender's Commitment at the time the cancellation is effective.
(3)
For the avoidance of doubt, no commitment fees will be payable if Financial Close does not occur.

12.2
Coordination fee
The Borrower shall pay to the Coordinators a coordination fee in the amount and at the times agreed in the Mandate Letter.
12.3
Agency fee
The Borrower shall pay to the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.
12.4
Participation and arrangement fee
The Borrower shall pay to the Facility Agent (for the account of each Original Lender) a participation and arrangement fee in the amount and at the times agreed in a Fee Letter.

SECTION 6
Additional payment obligations
13
Tax gross up and indemnities
13.1
Definitions
(1) In this Agreement:
(a)
Protected Party means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.
(b)
Tax Credit means a credit against, relief or remission for, or repayment of any Tax.
(c)
Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document.
(d)
Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under clause 13.2 (Tax gross-up) or a payment under clause 13.3 (Tax indemnity).
(2)
Unless a contrary indication appears, in this clause 13 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.
13.2
Tax gross-up
(1)
Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.
(2)
The Borrower shall promptly upon becoming aware that an Obligor must make a
Tax Deduction (or that there is any change in the rate or the basis of a Tax
Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the
Facility Agent on becoming so aware in respect of a payment payable to that
Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrower and that Obligor.
(3)
If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.
(4)
If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax
Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.
(5)
Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(6)
Neither this clause 13.2 nor clause 13.3 (Tax indemnity) below shall apply to any
Tax Deduction resulting from any withholding Tax on interest payable to non-
residents in terms of the Income Tax Act, 1962.
13.3
Tax indemnity
(1)
The Borrower shall (within three Business Days of demand by the Facility Agent)
pay to a Protected Party an amount equal to the loss, liability or cost which that
Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.
(2) Clause 13.3(1) above shall not apply:
(a)
with respect to any Tax assessed on a Finance Party (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes or (B) under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or
(b)
to the extent a loss, liability or cost is compensated for by an increased payment under clause 13.2 (Tax gross-up).
(3)
A Protected Party making, or intending to make a claim under clause 13.3(2)(a)
above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.
(4)
A Protected Party shall, on receiving a payment from an Obligor under this clause 13.3, notify the Facility Agent.
13.4
Tax Credit
If an Obligor makes a Tax Payment and the relevant Finance Party determines that:
(1)
a Tax Credit is attributable either to an increased payment of which that Tax
Payment forms part, or to that Tax Payment; and
(2) that Finance Party has obtained and utilised that Tax Credit, the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.
13.5
Stamp taxes
The Borrower shall (a) pay and, (b) within three Business Days of demand, indemnify each
Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance
Document.
13.6
Value added tax
(1)
All amounts set out, or expressed to be payable under a Finance Document by any
Party to a Finance Party which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause 13.6(2) below, if VAT is or becomes chargeable on any supply made by any
Finance Party to any Party under a Finance Document, that Party shall pay to the
Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such
Party).
(2)
If VAT is or becomes chargeable on any supply made by any Finance Party (the
Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Subject Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Subject Party an amount equal to any credit or repayment obtained by the Recipient from the relevant tax authority which the Recipient reasonably determines is in respect of such VAT.
(3)
Where a Finance Document requires any Party to reimburse or indemnify a
Finance Party for any costs or expenses, that Party shall reimburse or indemnify
(as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.
14
Increased costs
14.1
Increased costs
(1)
Subject to clause 14.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Cost incurred by that Finance Party as a result of (i) the introduction of or any change in (or in the interpretation, administration or application by any authority or by financial institutions generally of) any law or regulation, after the Signature Date, (ii) the interpretation, administration or application by any authority or by financial institutions generally after the Signature
Date of any law or regulation introduced prior to the Signature Date or (iii)
compliance with any law or regulation made after the Signature Date, and shall include without any limitation, any Basel III Increased Cost.
(2)
In this Agreement Increased Costs means:
(a)
a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by such Finance Party);
(b) an additional or increased cost; or
(c) a reduction of any amount due and payable under any Finance Document, which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.
(3)
The terms law and regulation in this clause 14.1 shall include, without limitation, any law or regulation concerning capital adequacy, prudential limits, liquidity, reserve assets or Tax.

14.2
Increased cost claims
(1)
A Finance Party intending to make a claim pursuant to clause 14.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrower.
(2)
Each Finance Party shall, as soon as practicable after a demand by the Facility
Agent, provide a certificate confirming the amount of its Increased Costs.
14.3
Exceptions
(1) Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:
(a) attributable to a Tax Deduction required by law to be made by an Obligor;
(b)
compensated for by clause 13.3 (Tax indemnity) (or would have been compensated for under clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in clause 13.3(2)
applied); or
(c)
attributable to the wilful breach by the relevant Finance Party or its
Affiliates of any law or regulation or the failure by the relevant Finance
Party to make any required filing with any regulatory authority.
(2)
In this clause 14.3, a reference to a Tax Deduction has the same meaning given to the term in clause 13.1 (Definitions).
15
Other indemnities
15.1
Currency indemnity
Without prejudice to clause 29.8 (Currency of account):
(1)
if any sum due from an Obligor under the Finance Documents (Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (First Currency) in which that Sum is payable into another currency
(Second Currency) for the purpose of:
(a) making or filing a claim or proof against that Obligor; or
(b)
obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,
that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the
First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.
(2)
Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2
Other indemnities
The Borrower shall (or shall, to the extent legally possible, procure that each Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:
(1) the occurrence of any Event of Default;
(2)
any information produced or approved by the Borrower/any Obligor/any member of the Group being misleading and/or deceptive in any respect;
(3)
any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated or financed under this
Agreement except as may otherwise be ordered by a court of competent jurisdiction in circumstances where the relevant Finance Party was the plaintiff or applicant in such proceedings;
(4)
a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of clause 28 (Sharing among the Finance Parties);
(5)
funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or
(6)
a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.
15.3
Indemnity to the Facility Agent
The Borrower shall promptly indemnify the Facility Agent against any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:
(1)
investigating or taking any other action in connection with any event which it reasonably believes is an Event of Default; or
(2)
acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.
15.4
Default
At any time after the occurrence of a Default and for so long as it is continuing or where the
Facility Agent reasonably believes there is a Default, upon the written request of the
Facility Agent with reasonable prior notice, permit representatives of the Finance Parties during normal office hours, to visit and inspect any of the premises where its business is conducted, to have access to (and copies of) accounts and records and shall afford reasonable co-operation at all times to the Finance Parties and such representatives.
16
Mitigation by the Lenders
16.1
Mitigation
(1)
Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 8.1 (Illegality), clause 13 (Tax gross up and indemnities) or clause 14

(Increased costs), including but not limited to transferring its rights and obligations to another Affiliate or Facility Office.
(2)
Clause 16.1(1) above does not in any way limit the obligations of any Obligor under the Finance Documents.
16.2
Limitation of liability
(1)
The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under clause 16.1 (Mitigation).
(2)
A Finance Party is not obliged to take any steps under clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably):
(a) any law or regulation would not allow or permit it; or
(b) to do so might be prejudicial to it.
17
Costs and expenses
17.1
Transaction expenses
The Borrower shall promptly on demand pay the Facility Agent and the Coordinators the amount of all properly evidenced costs and expenses (including agreed or reasonable legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of:
(1) this Agreement and any other documents referred to in this Agreement; and
(2) any other Finance Documents executed after the Signature Date.
17.2
Amendment costs
(1)
If an Obligor requests an amendment, waiver or consent, the Borrower shall, within three Business Days of demand, reimburse each Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by that Finance
Party in responding to, evaluating, negotiating or complying with that request or requirement.
(2)
If there is any change in law or any regulation which requires an amendment, waiver or consent under the Finance Documents, the Borrower shall, within three
Business Days of demand, reimburse each Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by that Finance
Party in connection with evaluating, negotiating or complying with any such requirement.
17.3
Enforcement costs
The Borrower shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees on the scale as between attorney and own client whether incurred before or after judgement) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance
Document.

SECTION 7
Guarantee
18
Guarantee and indemnity
18.1
Guarantee and indemnity
Each Guarantor irrevocably and unconditionally jointly and severally:
(1)
guarantees to each Finance Party punctual performance by the Borrower of its payment obligations under the Finance Documents;
(2)
undertakes in favour of each Finance Party that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, that
Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and
(3)
agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability that Finance Party incurs as a result of the Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by the Borrower under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this clause 18 if the amount claimed had been recoverable on the basis of a guarantee.
18.2
Continuing guarantee
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.
18.3
Reinstatement
If any payment by an Obligor or any discharge, release or arrangement given by a Finance
Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced for any reason (including, without limitation, as a result of insolvency, business rescue proceedings, liquidation, winding-up or otherwise):
(1)
the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and
(2)
each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.
18.4
Waiver of defences
The obligations of each Guarantor under this clause 18 will not be affected by an act, omission, matter or thing which, but for this clause 18, would reduce, release or prejudice any of its obligations under this clause 18 (without limitation and whether or not known to it or any Finance Party) including:

(1)
any time, waiver or consent granted to, or composition with, any Obligor or other person;
(2)
the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;
(3)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, execute, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;
(4)
any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;
(5)
any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance
Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;
(6)
any unenforceability, illegality, invalidity suspension or cancellation of any obligation of any person under this Agreement or any other Finance Document or any other document or security;
(7) any insolvency, liquidation, winding-up, business rescue or similar proceedings; or
(8)
this Agreement or any other Finance Document not being executed by or binding against any other Guarantor or any other party.
18.5
Immediate recourse
Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this clause 18.
This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.
18.6
Appropriations
Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:
(1)
refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and
(2)
hold in an interest-bearing suspense account any moneys received from any
Guarantor or on account of any Guarantor's liability under this clause 18.
18.7
Deferral of Guarantors' rights
Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility
Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this clause 18:
(1) to be indemnified by an Obligor;
(2)
to claim any contribution from any other guarantor of or provider of security for any
Obligor's obligations under the Finance Documents;
(3)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the
Finance Documents by any Finance Party;
(4)
to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under clause 18.1 (Guarantee and indemnity);
(5) to exercise any right of set-off against any Obligor; and/or
(6) to claim or prove as a creditor of any Obligor in competition with any Finance Party.
If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with clause 29 (Sharing among the Finance
Parties).
18.8
Release of Guarantors' right of contribution
If any Guarantor (Retiring Guarantor) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that
Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:
(1)
that Retiring Guarantor is released by each other Guarantor from any liability
(whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and
(2)
each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance
Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.
18.9
Additional security
This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.
18.10
Harmony International Holdings guarantee
Notwithstanding anything to the contrary contained in this Agreement, any payment obligations of Harmony International Holdings Proprietary Limited under the Finance
Documents are conditional upon the implementation of the Permitted Group Restructuring in accordance with clause 22.19 (Permitted Group Restructuring) below, and shall become effective only on the date on which the Permitted Group Restructuring becomes unconditional and effective in accordance with the provisions of clause 22.19 (Permitted
Group Restructuring) below.

SECTION 8
Representations, undertakings and Events of Default
19
Representations
Each Obligor makes the representations and warranties set out in this clause 19 to each
Finance Party on the Signature Date in each case, unless otherwise indicated, in respect of itself.
19.1
Status
(1)
It is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.
(2)
It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.
19.2
Binding obligations
The obligations expressed to be assumed by it in each Finance Document are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations.
19.3
Non-conflict with other obligations
The entry into and performance by it of, and the transactions contemplated by, the Finance
Documents and the granting of the Transaction Security pursuant to the Security
Documents to which it is a party do not and will not conflict with:
(1) any law or regulation applicable to it;
(2) its constitutional documents; or
(3)
any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets and where this applies to its Subsidiaries or its
Subsidiaries’ assets only, in a manner which would have a Material Adverse Effect.
19.4
Power and authority
It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents, and no limits on its powers will be exceeded or breached as a result.
19.5
Benefit
The entry into the Finance Documents to which it is a party is for its commercial benefit.
19.6
Validity and admissibility in evidence
All Authorisations required:
(1)
to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party;

(2)
to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation;
(3) for it to carry on its business; and
(4)
for its Subsidiaries to carry on their respective businesses, but only to the extent such are material Authorisations,
have been obtained or effected and are in full force and effect or will be obtained or effected prior to its entry into the relevant Finance Documents, save that in respect of clauses 19.6(3) and 19.6(4) above, only to the extent failure to obtain or effect those
Authorisations would have a Material Adverse Effect.
19.7
Governing law and enforcement
Subject to the Legal Reservations:
(1)
the choice of South African law as the governing law of the Finance Documents expressed to be governed by South African law will be recognised and enforced in its jurisdiction of incorporation;
(2)
any judgment obtained in South Africa in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation;
(3)
the choice of Australian law as the governing law of the Finance Documents expressed to be governed by Australian law will be recognised and enforced in its jurisdiction of incorporation;
(4)
any judgment obtained in Australia in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation;
(5)
the choice of Papua New Guinea law as the governing law of the Finance
Documents expressed to be governed by Papua New Guinea law will be recognised and enforced in its jurisdiction of incorporation; and
(6)
any judgment obtained in Papua New Guinea in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.
19.8
Deduction of Tax
It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to which it is a party.
19.9
No filing or stamp taxes
Under the law of its jurisdiction of incorporation it is not necessary that the Finance
Documents to which it is a party be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance
Documents except any filing, recording or enrolling or any tax or fee payable in relation to the Security Documents referred to in clauses 3.3 to 3.7of Part I of Schedule 2 (Conditions precedent) [and which is referred to in any legal opinion delivered pursuant to clause 4.1 (Conditions precedent to first Utilisation) or clause 25 (Changes to the
Obligors)] and which will be paid or made promptly after the date of conclusion of the relevant Security Document and in any event within the applicable required time periods.
[Note: To be confirmed by local counsel whether any stamp, registration or similar taxes will be payable in relation to the Finance Documents in Australia or PNG.

Ashurt Australia have advised that there will be no stamp duty on the Facility
Agreement and, assuming the Australian companies that have given the Security to the Security Trustee do not hold assets in NSW, no stamp duty will be payable on the Security.]
19.10
No default
(1)
No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.
(2)
No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might have a
Material Adverse Effect.
19.11
No misleading information
Each Obligor makes the representations and warranties in this clause 19.11 so far as it is aware after making reasonable enquiries in respect of information provided by it.
(1)
All information supplied by the Borrower, any Obligor or any other member of the
Group to the Facility Agent or any other Finance Party is true, complete and accurate in all material respects as at the date it was given and is not misleading in any respect.
(2)
It has not knowingly withheld information which, if disclosed, would reasonably be expected to materially and adversely affect the decisions of the Lenders to provide finance to the Borrower.
19.12
Financial statements
(1)
Its Original Financial Statements were prepared in accordance with IFRS consistently applied.
(2)
Its Original Financial Statements fairly represent its financial condition and operations (consolidated in the case of the Borrower) during the relevant Financial
Year.
(3)
The most recent financial statements delivered pursuant to clause 20.1 (Financial statements) have been prepared in accordance with IFRS as applied to the
Original Financial Statements and give a true and fair view of (if audited) or fairly present (if unaudited) the Group’s consolidated financial condition and each
Obligor’s financial condition as at the end of, and consolidated results of operations for, the period to which they relate.
(4)
Since the date of the most recent financial statements delivered pursuant to clause 20.1 (Financial statements) there has been no material adverse change in the business, assets or financial condition of the Group.
19.13
Insurance
It maintains insurances itself (or though Group insurances which it benefits from as co-
insured) on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business with reputable underwriters or insurance companies.
19.14
Assets and Intellectual Property Rights

(1)
It has good title to or valid leases or licenses over all of the assets necessary and material to carry on its business.
(2)
As far as it is aware, it will not nor will any of its Subsidiaries, in carrying on its business, infringe any Intellectual Property Rights of any third party in any way which is likely to have a Material Adverse Effect.
19.15
Security Interest
(1)
Subject in each case to any registration specifically required by law, and subject to any Legal Reservations:
(a)
each Security Document to which it is a party validly creates the security interest which is expressed to be created by that Security Document; and
(b)
the Transaction Security created by each Security Document to which it is a party :
(A)
ranks and will rank, in respect of all other security interests granted or to be granted by any Obligor in favour of any
person other than the Finance Parties, in the order of
priority it is expressed to rank in the relevant Security
Document; and
(B)
is not subject to avoidance in the event of any winding-up,
dissolution or administration involving any Obligor.
(2)
It is the sole, absolute, legal and, where applicable, beneficial owner of all assets made subject to the Transaction Security created by each Security Document to which it is a party.
19.16
Pari passu ranking
Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.
19.17
No proceedings pending or threatened
Save to the extent disclosed in Schedule 11 (Disclosed Potential Environmental Claim), no
litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material
Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.
19.18
Insolvency and Financial Distress
(1) No:
(a)
corporate action, legal proceeding or other procedure or step described in clause 23.7 (Insolvency and business rescue proceedings); or
(b) creditors' process described in clause 23.8 (Creditor’s process), has been taken by it or in relation to it or to the best of its knowledge and belief
(having made due and careful enquiry) by or in relation to any other member of the
Group; and none of the circumstances described in clause 23.6 (Insolvency)

applies to it or to the best of its knowledge and belief (having made due and careful enquiry) any other member of the Group.
(2)
Neither it nor any member of the Group is Financially Distressed (as defined in section 128 of the Companies Act), or, given similar meaning under any applicable company legislation and regulations in Australia or Papua New Guinea).
(3)
The representations and warranties set out in this clause 19.18 do not apply to the members of the Group listed in Schedule 14 (Companies to be wound up/reorganised).
19.19
No breach of laws
(1)
It has not (and to the best of its knowledge and belief (having made due and careful enquiry) none of its Subsidiaries has) breached any law or regulation which breach has or might reasonably be expected to have a Material Adverse Effect.
(2)
No labour disputes or industrial action are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against any member of the Group which have or might reasonably be expected to have a Material
Adverse Effect.
19.20
Environmental laws
(1)
Save to the extent disclosed in Schedule 11 (Disclosed Potential Environmental
Claim), each member of the Group is in compliance with clause 22.3
(Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or might reasonably be expected to have a Material Adverse Effect.
(2)
Save to the extent disclosed in Schedule 11 (Disclosed Potential Environmental
Claim), no Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against any member of the Group where that claim has or might reasonably be expected, if determined against that member of the Group, to have a Material Adverse Effect.
19.21
Authorised signatures
Any person specified as its authorised signatory under Schedule 2 (Conditions precedent)
or clause 20.5(5) is authorised to sign Utilisation Requests (in relation to the Borrower only)
and other notices on its behalf.
19.22
No immunity
In any proceedings taken in South Africa, Australia or Papua New Guinea or in any other jurisdiction, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process in relation to this Agreement or any other
Finance Document.
19.23
Sanctions and anti-corruption
(1) Neither the Borrower, nor any other member of the Group:
(a)
is a Sanctioned Entity and nor, to the knowledge of the Borrower, any other member of the Group or any of their directors, officers or employees, is any agent of the Borrower or any other member of the Group that will act in any capacity in connection with or benefit from the credit facility established hereby, a Sanctioned Entity;

(b)
is using, nor will use the proceeds of the Facility for the purpose of financing or making funds available directly or indirectly to any Sanctioned
Entity, to the extent such financing or provision of funds would currently be prohibited by Anti-Corruption Laws or applicable Sanctions or would otherwise cause any person to be in breach of Anti-Corruption Laws or
Sanctions; or
(c)
is contributing, nor will contribute or otherwise make available the proceeds of the Facility to any other person or entity for the purpose of financing the activities of any Sanctioned Entity, to the extent such contribution or provision of proceeds would currently be prohibited by Sanctions or would otherwise cause any person to be in breach of Sanctions.
(2)
None of the Borrower, any member of the Group, any director or officer of the
Borrower or any other member of the Group:
(a)
has been or is targeted under any Sanctions, or has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority; or
(b) has violated or is violating any applicable Sanctions.
(3)
The Borrower has and maintains in effect policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable
Sanctions, and the Borrower, its Subsidiaries and their respective officers and employees and, to the knowledge of the Borrower, its and its Subsidiaries respective employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Borrower being designated as a Sanctioned Person.
19.24
Repetition
The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:
(1) the date of each Utilisation Request and the first day of each Interest Period; and
(2)
in the case of an Additional Guarantor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Guarantor.
20
Information undertakings
The undertakings in this clause 20 remain in force from the Signature Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
20.1
Financial statements
The Borrower shall supply to the Facility Agent in sufficient copies for all the Lenders:
(1)
as soon as the same become available, but in any event within 120 days after the end of each of its Financial Years, its audited consolidated financial statements for that Financial Year;
(2)
as soon as the same became available, but in any event within 150 days after the end of each of its Financial Years, the audited financial statements of each Obligor for that Financial Year, other than Aurora Gold (Wafi) Proprietary Limited;

(3)
as soon as the same become available, but in any event within 60 days after the end of each half of each of its Financial Years, its consolidated financial statements for that financial half year.
20.2
Compliance Certificate
(1)
The Borrower shall supply to the Facility Agent, with each set of financial statements delivered pursuant to clause 20.1 (Financial statements), a Compliance
Certificate setting out (in reasonable detail) computations as to compliance with clause 21 (Financial Covenants) as at the date as at which those financial statements were drawn up.
(2)
Each Compliance Certificate shall be signed by the chief financial officer or the financial director of the Borrower.
20.3
Requirements as to financial statements
(1)
Each set of financial statements delivered by the Borrower pursuant to clause 20.1
(Financial statements) shall be certified by a director of the relevant company as giving a true and fair view if audited, or fairly representing, if unaudited, its financial condition as at the date as at which those financial statements were drawn up.
(2)
The Borrower shall procure that each set of consolidated financial statements delivered pursuant to clause 20.1 (Financial statements) is prepared using IFRS.
(3)
The Borrower shall procure that each set of financial statements delivered pursuant to clause 20.1 (Financial statements) is prepared using IFRS (to the extent IFRS was applied), accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that
Obligor unless, in relation to any set of financial statements, it notifies the Facility
Agent that there has been a change in IFRS (to the extent IFRS was applied), the accounting practices or reference periods and its Auditors (or, if appropriate, the
Auditors of the Obligor) deliver to the Facility Agent:
(a)
a description of any change necessary for those financial statements to reflect the IFRS (to the extent IFRS was applied), accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and
(b)
sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether clause 21 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.
(4)
Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.
20.4
Financial year-end
The Borrower shall ensure that its Financial Year and the Financial Year of each other member of the Group does not change without the prior written consent of the Facility
Agent.
20.5
Information: miscellaneous
The Borrower shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(1)
all documents dispatched by the Borrower to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;
(2)
promptly upon becoming aware of them, details and copies of any material and substantive changes (excluding for the avoidance of doubt, administrative or procedural changes) proposed to or made to its constitutional documents or the constitutional documents of it or any other Obligor, including the filing of any
Memorandum of Incorporation under the Companies Act or under any applicable company legislation and regulations in Australia or Papua New Guinea;
(3)
as soon as reasonably practicable, but in any event within seven Business Days of becoming aware of them, the details of any litigation, arbitration, administrative proceedings, liquidation applications, winding up applications or business rescue applications which are current, threatened or pending against it or any other member of the Group, and which may, if adversely determined, have a Material
Adverse Effect;
(4)
as soon as reasonably practicable, but in any event within seven Business Days of being requested by the Facility Agent, such further information regarding the financial condition, business and operations of it or any other member of the Group as any Finance Party (through the Facility Agent) may reasonably request in order to assess the Borrower’s or any other Obligor’s ability to perform its obligations under the Finance Documents;
(5)
as soon as reasonably practicable, but in any event within seven Business Days of it becoming aware of any transfer or issue or proposed transfer or issue of shares of any member of the Group or other corporate action or proposed corporate action that would constitute a Fundamental Control Event or Fundamental Disposal
Event;
(6)
regular updates (at intervals of no less than six months or sooner as and when such information becomes available) on the progress of applications for all
Environmental Permits and Authorisations required for its operations or proposed operations in Papua New Guinea;
(7)
promptly; notice of any suspension or cancellation of any Authorisation relating to its operations where given by the relevant Minister under the Mineral and
Petroleum Resources Development Act, 2002 or other Mining Law (other than temporary stoppages under the Mine Health and Safety Act, 1996) or similar legislation in Papua New Guinea;
(8)
as soon as reasonably practicable, but in any event within seven Business Days of
(but in any event prior to any notices being given by an authorised signatory) any change in authorised signatories of it or any other Obligor signed by a director or company secretary of it or such other Obligor (as the case may be) accompanied by specimen signatures of any new authorised signatories;
(9)
as soon as reasonably practicable, but in any event within seven Business Days of request by the Facility Agent such additional information or documentation as the
Facility Agent may require in order to verify that any signatory referred to in clause 20.5(8) above has been duly authorised; and
(10)
as soon as reasonably practicable, but in any event within one Month after the end of each of its Financial Years, its annual business plan as approved by the board of directors of the Borrower.

20.6
Notification of Default
(1)
Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another
Obligor).
(2)
Promptly upon a request by the Facility Agent, the Borrower shall supply to the
Facility Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
20.7
Use of websites
(1)
The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (Website Lenders) who accept this method of communication by posting this information onto an electronic website designated by the Borrower and the Facility Agent (Designated Website) if:
(a)
the Facility Agent expressly agrees (after consultation with each of the
Lenders) that it will accept communication of the information by this method;
(b)
both the Borrower and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and
(c)
the information is in a format previously agreed between the Borrower and the Facility Agent.
(2)
If any Lender (Paper Form Lender) does not agree to the delivery of information electronically then the Facility Agent shall notify the Borrower accordingly and the
Borrower shall supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Borrower shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.
(3)
The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrower and the Facility Agent.
(4)
The Borrower shall promptly upon becoming aware of its occurrence notify the
Facility Agent if:
(a) the Designated Website cannot be accessed due to technical failure;
(b) the password specifications for the Designated Website change;
(c)
any new information which is required to be provided under this Agreement is posted onto the Designated Website;
(d)
any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or
(e)
the Borrower becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

(5) If the Borrower notifies the Facility Agent under clause 20.7(4)(a) or clause 20.7(4)(e) above, all information to be provided by the Borrower under this
Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.
(6)
Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall comply with any such request within ten Business Days.
20.8
Know your customer checks
(1) If:
(a)
the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Signature Date;
(b) any change in the status of an Obligor after the Signature Date; or
(c)
a proposed Transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such Transfer, obliges the Facility Agent or any Lender (or, in the case of this clause 20.8(1)(c), any prospective new Lender) to comply with know your customer or similar identification procedures (whether in terms of the Financial Intelligence Centre Act,
2001 or otherwise) in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility
Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in clause (iii) above, on behalf of any prospective new Lender) in order for the
Facility Agent, such Lender or, in the case of the event described in this clause 20.8(1)(c), any prospective new Lender to carry out and be satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the
Finance Documents.
(2)
Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
(3)
The Borrower shall, by not less than ten Business Days' prior written notice to the
Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional
Guarantor pursuant to clause 25 (Changes to the Obligors).
(4)
Following the giving of any notice pursuant to clause 20.8(1)(c) above, if the accession of such Additional Guarantor obliges the Facility Agent or any Lender to comply with know your customer or similar identification procedures in circumstances where the necessary information is not already available to it, the
Borrower shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the
Facility Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the accession of such
Subsidiary to this Agreement as an Additional Guarantor.
21
Financial Covenants
21.1
Financial Covenants
The Borrower shall ensure that:
(1)
the Interest Cover Ratio shall not be less than five times in respect of any Ratio
Test Period;
(2)
at any time Tangible Net Worth to Total Net Debt shall not be less than 6 times;
and
(3) the Leverage Ratio shall be less than 2,5 times for any Ratio Test Date.
21.2
Financial testing
The financial covenants set out in clause 21.1 (Financial Covenants) shall be calculated in accordance with IFRS and tested by reference to each of the financial statements delivered pursuant to clause 20.1 (Financial statements) and/or such other information required in relation to certain of the components of the financial covenants where required and/or each
Compliance Certificate delivered pursuant to clause 20.2 (Compliance Certificate).
22
General undertakings
The undertakings in this clause 22 remain in force from the Signature Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
22.1
Authorisations
Each Obligor shall (and the Borrower shall ensure that each other Obligor will) promptly:
(1)
obtain, comply with and do all that is necessary to maintain in full force and effect;
and
(2) supply certified copies to the Facility Agent on request of, any Authorisation required to enable it to conduct its business and to perform its obligations under the Finance Documents and to ensure (subject to the Legal Reservations to the extent they may make it impossible to do so) the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.
22.2
Compliance with laws
(1)
Each Obligor shall (and the Borrower shall ensure that each other member of the
Group will) comply in all respects with all laws to which it may be subject where failure to do so has or might reasonably be expected to have a Material Adverse
Effect.
(2)
The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable
Sanctions.

22.3
Environmental compliance
Each Obligor shall (and the Borrower shall ensure that each other member of the Group will):
(1) comply with all Environmental Law;
(2) obtain, maintain and ensure compliance with all requisite Environmental Permits;
(3)
implement procedures to monitor compliance with and to prevent liability under any
Environmental Law,
where failure to do so has or might reasonably be expected to have a Material Adverse
Effect.
22.4
Environmental Claims
Each Obligor shall (through the Borrower), promptly upon becoming aware of the same, inform the Facility Agent in writing of:
(1)
any Environmental Claim against it or any other member of the Group which is current, pending or threatened; and
(2)
any facts or circumstances which are reasonably likely to result in any
Environmental Claim being commenced or threatened against it or any other member of the Group.
22.5
Insurance
Each Obligor shall (and the Borrower shall ensure that each member of the Group shall)
maintain insurances itself (or though Group insurances which it benefits from as co-
insured) on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business with reputable underwriters or insurance companies.
22.6
Negative pledge
(1)
No Obligor shall (and the Borrower shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.
(2)
No Obligor shall (and the Borrower shall ensure that no other member of the Group will):
(a)
sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;
(b)
sell, transfer or otherwise dispose of any of its receivables on recourse terms;
(c) enter into or permit to subsist any title retention arrangement;
(d)
enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(e)
enter into or permit to subsist any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of securing the raising Financial Indebtedness or of securing the financing of the acquisition of an asset.
(3) Clauses 22.6(1) and 22.6(2) above do not apply to any Permitted Security.
(4)
Without detracting from the Borrower’s or any other Obligor’s obligations under clauses 22.6(1) and 22.6(2) above, the Identified PNG Parties do not give the undertakings referred to in clauses 22.6(1) and 22.6(2) above.
22.7
Disposals
(1)
No Obligor shall (and the Borrower shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.
(2) Clause 22.7(1) above does not apply to any sale, lease, transfer or other disposal:
(a) made in the ordinary course of business of the disposing entity;
(b)
of assets in exchange for other assets comparable or superior as to type, value and quality and for a similar purpose;
(c)
made between Material Obligors except to the extent it involves the transfer of any shares or other assets which form part of the Transaction
Security without the prior written consent of the Facility Agent;
(d)
of Cash or Cash Equivalent Investments not prohibited by the Finance
Documents;
(e) of obsolete or redundant assets;
(f) made pursuant to the Buy-In Option;
(g) made pursuant to a Permitted Security;
(h)
of any shares in Morobe Exploration Limited or any assets in Morobe
Exploration Limited;
(i)
of shares in any member of the Group listed in Schedule 14 (Companies to be wound up/reorganised) in order to bring about a solvent corporate restructure or winding up of that member of the Group;
(j)
funded by way of a Permitted Loan as set out in clause 1.1(95)(i) or of any other assets (including any Material Assets) on arms length terms, for full market value and for cash consideration which is not deferred beyond a period of one year from the date of effective transfer or conditional and subject always to the Borrower's obligations under clause 8.3 (Material
Disposal Proceeds);
(k)
of any shares in any Obligor, by an Obligor and to another Obligor, pursuant to the Permitted Group Restructuring; or
(l)
made with the prior written approval of the Facility Agent (acting on behalf of the Lenders).

(3)
Without detracting from the Borrower’s or any other Obligor’s obligations under clause 22.7(1) above, the Identified PNG Parties do not give the undertakings referred to in clause 22.7(1) above.
22.8
Change of business
The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the Signature Date.
22.9
Loans or credit
(1)
Except as permitted under clause 22.9(2) below, no Obligor shall (and the
Borrower shall ensure that no other member of the Group will) be a creditor in respect of any Financial Indebtedness.
(2) Clause 22.9(1) above does not apply to:
(a)
such arrangements existing as at the Signature Date and disclosed in the
Original Financial Statements;
(b) Permitted Loans;
(c) any guarantee or indemnity given in respect of Permitted Indebtedness; or
(d) Financial Indebtedness owed by one Obligor to another Obligor.
22.10
No Guarantees or indemnities
(1)
Except as permitted under clause 22.10(2) below, no Obligor shall (and the
Borrower shall ensure that no other member of the Group will) incur or allow to remain outstanding any guarantee in respect of any obligation of any person.
(2)
Clause 22.10(1) above does not apply to a guarantee which constitutes Permitted
Indebtedness or Permitted Security.
22.11
Financial Indebtedness
(1)
Except as permitted under clause 22.11(3) below, no Obligor shall (and the
Borrower shall ensure that no other member of the Group will) incur or allow to remain outstanding any Financial Indebtedness.
(2)
None of Morobe Consolidated Goldfields Limited, Wafi Mining Limited or Morobe
Exploration Limited shall incur or allow to remain outstanding any Financial
Indebtedness other than:
(a)
in an aggregate amount at any time not exceeding USD30 000 000 or its equivalent in any other currency or currencies (when aggregated across all three abovementioned entities);
(b)
in respect of Permitted Loans where Morobe Consolidated Goldfields
Limited, Wafi Mining Limited or Morobe Exploration Limited is the borrower and another member of the Group the lender and the ultimate source of such funds is not directly or indirectly derived from Financial Indebtedness incurred by a member of the Group towards a person other than the
Lenders.
(3)
Clause 22.11(1) above does not apply to Financial Indebtedness which is
Permitted Indebtedness.

22.12
Auditors
No Obligor shall (and the Borrower shall ensure that no other member of the Group will)
change its auditor to a person other than PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte without the prior written consent of the Facility Agent.
22.13
Sanctions and anti-corruption
(1)
Each Obligor (and each Obligor shall ensure that each other member of the Group)
shall not use (or otherwise make available) the proceeds of any Loan (i) for the purpose of financing directly or indirectly the activities of any Sanctioned Entity, to the extent such contribution or provision of proceeds would at that time be prohibited by Sanctions or would otherwise cause any person to be in breach of
Sanctions or (ii) in furtherance of an offer, payment, promise to pay or authorisation of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws.
(2)
Each Obligor (and each Obligor will ensure that each other member of the Group)
shall ensure that appropriate controls and safeguards are in place designed to prevent any proceeds of any Loan from being used contrary to clause 22.13(1)
above.
22.14
Distributions
The Borrower shall not declare, make or pay any Distributions if:
(1)
the Tangible Net Worth to Total Net Debt is less than 8 times, or would, following such Distribution, be less than 8 times; or
(2) an Event of Default is continuing at the time.
22.15
Acquisitions
(1)
No Obligor shall (and the Borrower shall ensure that no other member of the Group shall) acquire a company or any shares or securities or a business or undertaking
(or, in each case, any interest in any of them) in excess of:
(a)
in relation to South African acquisitions, ZAR400 000 000 (or its equivalent in any other currency) in aggregate prior to the Final Repayment Date; or
(b)
in relation to acquisitions anywhere outside of South Africa, USD80 000
000 (or its equivalent in any other currency) in aggregate prior to the Final
Repayment Date.
(2) Clause 22.15(1) above does not apply to:
(a)
an acquisition of securities or investments which are Cash Equivalent
Investments;
(b)
an acquisition by a Material Obligor of an asset, business or undertaking from another Obligor other than shares or assets which form part of the
Transaction Security without the prior written consent of the Facility Agent;
(c) an acquisition of shares or securities pursuant to a Permitted Share Issue;
(d)
an acquisition of shares or securities by an Obligor pursuant to the
Permitted Group Restructuring;

(e)
any acquisition financed by issuing shares of the Borrower as consideration for the purchase price of the acquired asset; and
(f) an acquisition made with the prior written approval of the Facility Agent.
22.16
Gold Forward Sales
No Obligor shall (and the Borrower shall ensure than no other member of the Group shall)
conclude any gold forward sales contracts, without the prior written consent of the Facility
Agent.
22.17
Further assurance
(1)
Each Obligor shall (and the Borrower shall procure that each member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the
Facility Agent may reasonably specify (and in such form as the Facility Agent may reasonably require in favour of the Finance Parties and/or the Secured Parties):
(a)
to provide more effective Security over any property and assets the subject of the Transaction Security as a result of any part of the PPSA-PNG coming into force of law;
(b)
to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction
Security) or for the exercise of any rights, powers and remedies of the
Finance Parties provided by or pursuant to the Finance Documents or by law;
(c)
to confer on the Finance Parties Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or
(d)
to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.
(2)
Each Obligor shall (and the Borrower shall procure that each member of the Group shall) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Finance Parties and/or the Secured Parties by or pursuant to the Finance
Documents.
22.18
Share capital
No Obligor, other than the Borrower, shall:
(1) issue any shares except pursuant to a Permitted Share Issue;
(2)
alter any rights attaching to its issued shares in existence at the Signature Date without the prior written consent of the Facility Agent;
(3)
take any action to convert its shares into uncertificated shares without the prior written consent of the Facility Agent;

(4)
repurchase, cancel, redeem, reduce or otherwise acquire any of its share capital or grant or acquire any option, warrant or other right over its share capital without the prior written consent of the Facility Agent;
(5)
permit any sale or other transfer of its shares (other than as permitted under this
Agreement) without the prior written consent of the Facility Agent.
22.19
Permitted Group Restructuring
(1)
The Lenders hereby consent to the Permitted Group Restructuring, which consent is subject to the fulfilment of the following conditions (Restructuring Conditions)
to the satisfaction of the Facility Agent (acting on behalf of all of the Lenders):
(a)
the Permitted Group Restructuring shall be implemented on the terms set out in Schedule 15 (Permitted Group Restructuring memorandum) and which terms are not adverse to the Secured Parties’ overall position with regards to the Transaction Security;
(b)
the relevant Obligors shall ensure that, on the date of implementation of the Permitted Group Restructuring, further Transaction Security (New
Security) shall be created over the shares in Wafi Mining Limited, Morobe
Exploration Limited and Morobe Consolidated Goldfields Limited in favour of the Secured Parties which is, in nature and effect, substantially the same as the PNG Security; and
(c)
the relevant Obligors have delivered to the Facility Agent any such additional Authorisations relating or incidental to the provision of the New
Security (including in order to authorise the effectiveness of the guarantee provided by Harmony International Holdings Proprietary Limited pursuant to clause 18 (Guarantee and indemnity) as may be required in order to ensure the effectiveness of such New Security.
(2)
The Lenders undertake (at the Borrower’s cost) to return to the relevant Obligors any documentation they may have in their possession which is required in order to implement the Permitted Group Restructuring, including any relevant share certificates and share transfer forms. In addition, the Lenders hereby authorise the
Facility Agent to take all reasonable steps as may be necessary (including the signature of any required documentation) to give effect to the consent given by the
Lenders in clause 22.19(1) above.
(3)
To the extent that any restrictive or other provision of the Finance Documents requires the Facility Agent’s consent in order for the implementation of the
Permitted Group Restructuring, or is otherwise prohibited in terms of the Finance
Documents, then, subject to the fulfilment of the Restructuring Conditions, either
(a) the consent given by the Lenders in clause 22.19(1) above shall constitute such required consent of the Facility Agent, or (b) the Lenders agree that the implementation of the Permitted Group Restructuring shall not be a breach of the relevant provision of the Finance Documents.
In particular, such consent shall
include the all Lender consent required pursuant to the Intercreditor Agreement for the release of any existing Transaction Security, or the release of any Guarantor, required to be released in order to implement the Permitted Group Restructuring.
23
Events of Default
Each of the events or circumstances set out in clause 23 (other than clause 23.17
(Acceleration)) is an Event of Default.

23.1
Non-payment
An Obligor does not pay on the due date any amount payable pursuant to a Finance
Document at the place and in the currency in which it is expressed to be payable unless:
(1) its failure to pay is caused by:
(a) administrative or technical error; or
(b) a Disruption Event; and
(2) payment is made within two Business Days of its due date.
23.2
Financial covenants
Any requirement of clause 21 (Financial Covenants) is not satisfied.
23.3
Other obligations
(1)
An Obligor does not comply with any provision of the Finance Documents (other than those referred to in clause 23.1 (Non-payment) and clause 23.2 (Financial covenants)).
(2)
No Event of Default under clause 23.3(1) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the earlier of (A)
the Facility Agent giving notice to the Borrower and (B) the board of directors of the
Borrower becoming aware of the failure to comply.
23.4
Misrepresentation
Any representation or statement made or deemed to be made by an Obligor in the Finance
Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.
23.5
Cross default
(1)
Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period or in respect of Financial Indebtedness between members of the Group in respect of Permitted Loans within any relevant grace period agreed to by the relevant members of the Group.
(2)
Any Financial Indebtedness of any Obligor is declared to be or otherwise becomes due and payable, or becomes capable of being declared due and payable, prior to its specified maturity as a result of an event of default (however described).
(3)
Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).
(4)
No Event of Default will occur under this clause 23.5 if the aggregate amount of
Financial Indebtedness or commitment for Financial Indebtedness falling within clauses 23.5(1) to 23.5(3) above is less than ZAR10 000 000 (or its equivalent in any other currency or currencies).

23.6
Insolvency
(1)
A member of the Group is or is deemed by any authority or legislation to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.
(2)
A member of the Group is or is deemed by any authority or legislation to be
Financially Distressed (as defined in section 128 of the Companies Act, or, given similar meaning under any applicable company legislation and regulations in
Australia or Papua New Guinea).
(3)
The value of the assets of any member of the Group is less than its liabilities
(taking into account contingent and prospective liabilities).
(4)
A moratorium is declared in respect of any indebtedness of any member of the
Group.
23.7
Insolvency and business rescue proceedings
(1)
Other than in relation to the members of the Group listed in Schedule 14
(Companies to be wound up/reorganised) any corporate action, legal proceedings or other procedure or step is taken in relation to:
(a)
the suspension of payments, a moratorium of any indebtedness, liquidation, winding-up, dissolution, administration, business rescue or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;
(b)
the deregistration of any member of the Group under the Corporations Act
2011 (Cth);
(c)
a composition, compromise, assignment or arrangement with any creditor of any member of the Group;
(d)
the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), receiver, administrative receiver, administrator, compulsory manager, business rescue practitioner or other similar officer in respect of any member of the
Group or any of its assets; or
(e) enforcement of any Security over any assets of any member of the Group, or any analogous procedure or step is taken in any jurisdiction, other than (in respect of any service of an application, or taking of any similar step for the liquidation, bankruptcy, business rescue, winding up, dissolution or administration of a member of the Group) where such action is dismissed, withdrawn or discharged within five Business Days of its presentation or commencement or such step being taken, as applicable or if the member of the Group demonstrates to the
Facility Agent’s satisfaction within such five Business Day period that such action is frivolous or vexatious.
(2)
Other than in relation to the members of the Group listed in Schedule 14
(Companies to be wound up/reorganised) a meeting is proposed or convened by the directors of any member of the Group, a resolution is proposed or passed, application is made or an order is applied for or granted, to authorise the entry into or implementation of any business rescue proceedings (or any similar proceedings)

in respect of any member of the Group or any analogous procedure or step is taken in any jurisdiction.
23.8
Creditors' process
Any expropriation, attachment, sequestration, implementation of any business rescue plan, distress or execution affects any asset or assets of a member of the Group having an aggregate value of ZAR10 000 000 (or its equivalent in any other currency or currencies)
and is not discharged within ten Business Days other than if the member of the Group demonstrates to the Facility Agent’s satisfaction within such ten Business Day period that such action is frivolous or vexatious.
23.9
Unlawfulness
It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance
Documents to which it is a party other than any obligations which the Facility Agent considers to be not material or which it is satisfied is adequately provided for in any other
Finance Document (including a Finance Document which is entered into in replacement of the document under which it was unlawful for such Obligor to perform its obligations) or unless the Obligor and the Facility Agent agree within a period of 30 days after the occurrence of such unlawfulness or such unlawfulness comes to the attention of the
Facility Agent, whichever is the earlier, to the amendment or restructuring of such Finance
Document in order to avoid such unlawfulness.
23.10
Cessation of business
Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on)
all or a material part of its business other than a suspension as a result of a strike or other industrial action provided that it does not continue for more than 90 days (or such longer period as the Facility Agent may agree) or pursuant to a stoppage required under the Mine
Health and Safety Act, 1996 or similar legislation in Papua New Guinea which does not continue for more than 90 days, or if it does continue for more than 90 days, in respect of which adequate business interruption insurance is in place to cover such stoppage.
23.11
Audit qualification
The Auditors of the Group qualify the audited annual consolidated financial statements of the Borrower or any other Obligor.
23.12
Repudiation
An Obligor repudiates a Finance Document.
23.13
Governmental intervention
By or under the authority of any government:
(1)
the management of any Obligor is wholly or substantially replaced or the authority of any Obligor in the conduct of its business is wholly or substantially curtailed;
(2)
all or a majority of the issued shares of any Obligor, or the whole or any part of its revenues or assets is seized, nationalised, expropriated or compulsorily acquired;
or
(3)
the management of any joint venture (including any Joint Venture) in respect of which an Obligor is a joint venture participant is wholly or substantially replaced or the authority of the joint venture participants in the conduct of the business of the joint venture (including any Joint Venture) is wholly or substantially curtailed.

23.14
Failure to maintain Authorisations
At any time any Authorisation, act, condition or thing required to be done, fulfilled or performed in order:
(1)
to enable any Obligor to lawfully conduct its business, or enter into, exercise its rights under and perform the obligations expressed to be assumed by it in any
Finance Document to which it is a party;
(2)
to ensure that the obligations expressed to be assumed by any Obligor in any
Finance Document to which it is a party are legal, valid and binding; or
(3)
to make any Finance Document to which any Obligor is a party admissible in evidence,
is not done, fulfilled or performed or is suspended or cancelled, including in relation to a suspension or cancellation of any Authorisation pursuant to applicable Mining Law, but excluding any outstanding actions required to resume ordinary mining operations pursuant to a stoppage under the Mine Health and Safety Act, 1996 or similar legislation in Papua
New Guinea or Australia which stoppage does not continue for more than 90 days, or if it does continue for more than 90 days adequate business interruption insurance is in place to cover such stoppage.
23.15
Material Adverse Effect
Any event or circumstance occurs which the Majority Lenders reasonably believe has or is reasonably likely to have a Material Adverse Effect.
23.16
Material litigation
Any litigation, arbitration, administrative proceedings or governmental or regulatory investigations or proceedings against any Material Group Company or its respective assets or revenues is commenced or threatened and is reasonably expected to be adversely determined, and if so determined, could reasonably be expected to have a Material
Adverse Effect.
23.17
Acceleration
On and at any time after the occurrence of an Event of Default the Facility Agent may, and
shall if so directed by the Majority Lenders or by such other category or threshold of
Lenders or Lender as applicable under the Intercreditor Agreement in relation to any identified Events of Default, by notice to the Borrower:
(1) cancel the Total Commitments whereupon they shall immediately be cancelled;
(2)
declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;
and/or
(3)
declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders.

SECTION 9
CHANGES TO PARTIES
24
Changes to the Lenders
24.1
Cessions and delegations by the Lenders
Subject to this clause 24, a Lender (Existing Lender) may cede and/or delegate
(Transfer) any or all of its rights and/or obligations under this Agreement and/or under any other Finance Document to a Permitted Transferee or to any other bank or financial institution, trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets.
The Borrower and each other Obligor consents to any splitting of claims which may arise as a result of a Transfer permitted by this Agreement.
24.2
Conditions of Transfer
(1)
The consent of the Borrower is not required for a Transfer by an Existing Lender to any Permitted Transferee, or to any other prospective transferee whilst an Event of
Default is continuing. The consent of the Borrower is required for a Transfer to any prospective transferee, other than a Permitted Transferee, whilst there is no Event of Default continuing.
(2)
Where the consent of the Borrower to a Transfer is required in terms of clause 24.2(1) above, that consent must not be unreasonably withheld or delayed.
The Borrower will be deemed to have given its consent five Business Days after the Existing Lender has requested it unless consent is expressly refused by the
Borrower within that time.
(3)
A Transfer will only be effective if the procedure set out in clause 24.4 (Procedure for Transfer) is complied with.
(4) If:
(a)
a Lender Transfers any of its rights or obligations under the Finance
Documents or changes its Facility Office; and
(b)
as a result of circumstances existing at the date the Transfer or change occurs, an Obligor would be obliged to make a payment to the new Lender or Lender acting through its new Facility Office under clause 13 (Tax gross up and indemnities) or clause 14 (Increased costs),
then the new Lender or Lender acting through its new Facility Office is only entitled to receive payment under those clauses to the same extent as the Existing Lender or Lender acting through its new Facility Office would have been if the Transfer or change had not occurred.
(5)
Each new Lender, by executing the relevant Transfer Certificate confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite
Lender or Lenders in accordance with this Agreement on or prior to the date on which the Transfer becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

24.3
Limitation of responsibility of Existing Lenders
(1)
Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a new Lender for:
(a)
the legality, validity, effectiveness, adequacy or enforceability of the
Finance Documents or any other documents;
(b) the financial condition of any Obligor;
(c)
the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or
(d)
the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,
and any representations or warranties implied by law are excluded.
(2)
Each new Lender confirms to the Existing Lender and the other Finance Parties that it:
(a)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing
Lender in connection with any Finance Document; and
(b)
will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.
(3) Nothing in any Finance Document obliges an Existing Lender to:
(a)
accept a re-Transfer from a new Lender of any of the rights and obligations
Transferred under this clause 24; or
(b)
support any losses directly or indirectly incurred by the new Lender by reason of the non-performance by any Obligor of its obligations under the
Finance Documents or otherwise.
24.4
Procedure for Transfer
(1)
Subject to the conditions set out in clause 24.2 (Conditions of Transfer) a Transfer is effected in accordance with clause 24.4(2) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the
Existing Lender and the new Lender. The Facility Agent shall, subject to clause 24.4(2) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.
(2)
The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the new Lender once it is satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations that apply to it (if any) in relation to the transfer to such new Lender.

(3) On the Transfer Date:
(a)
the Transfer shall take effect under the Finance Documents so that the rights and/or obligations which are the subject of the Transfer shall be ceded and delegated by the Existing Lender to the new Lender
(Transferred Rights and Obligations);
(b)
each of the Obligors shall perform their obligations and exercise their rights in relation to the Transferred Rights and Obligations in favour of or against the new Lender, as the case may be;
(c)
the Facility Agent, the Coordinators, the new Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the new
Lender been an Original Lender with the rights and/or obligations comprising the Transferred Rights and Obligations;
(d)
the Existing Lender shall be released from further obligations to each other
Lender under the Finance Documents to the extent of the Transferred
Rights and Obligations; and
(e)
the new Lender shall become a Party as a Lender.
24.5
Copy of Transfer Certificate to Borrower
The Facility Agent shall send to the Borrower a copy of each Transfer Certificate executed by it in accordance with clause 24.4(1) as soon as reasonably practicable after it has executed any such Transfer Certificate.
25
Changes to the Obligors
25.1
Cessions and delegations by Obligors
No Obligor may cede any of its rights or delegate any of its obligations under the Finance
Documents.
25.2
Additional Guarantors
(1)
Subject to compliance with the provisions of clauses 20.8(3) and 20.8(4) above, the
Borrower may cause any of its Subsidiaries to become an Additional Guarantor and that Subsidiary shall become an Additional Guarantor if:
(a)
the Borrower delivers to the Facility Agent a duly completed and executed
Accession Letter; and
(b) in relation to each proposed Additional Guarantor:
(i)
the Facility Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent; and
(ii)
notwithstanding the provisions of clauses 20.8(3) and 20.8(4)
above, each Lender has consented to the accession of such
Additional Guarantors.
(2)
The Facility Agent shall notify the Borrower and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).
25.3
Repetition of representations
Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the
Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.
25.4
Resignation of a Guarantor
(1)
The Borrower may request that a Guarantor ceases to be a Guarantor by delivering to the Facility Agent a Resignation Letter.
(2)
The Facility Agent shall accept a Resignation Letter and notify the Borrower and the Lenders of its acceptance if:
(a)
no Default is continuing or would result from the acceptance of the
Resignation Letter (and the Borrower has confirmed this is the case);
(b) all the Lenders have consented to the Borrower's request.
25.5
Release of Transaction Security
If an Obligor disposes of any asset (including shares in any other member of the Group) to any person that is not a member of the Group in circumstances where it is expressly entitled to do so in accordance with this Agreement and there is no Default continuing, the
Facility Agent shall, on the request and at the cost of the Borrower simultaneously with completion of that disposal, execute any documents necessary to release that asset from the Transaction Security created in favour of the Secured Parties.

SECTION 10
THE FINANCE PARTIES
26
Role of the Facility Agent and the Coordinators
26.1
Appointment of the Facility Agent
(1)
Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.
(2)
Each other Finance Party authorises the Facility Agent to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.
26.2
Duties of the Facility Agent
(1)
Subject to clause 26.2(2) below, the Facility Agent shall forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that
Party by any other Party as soon as reasonably practicable after having received that original or copy document as the case may be.
(2)
Without prejudice to clause 24.5 (Copy of Transfer Certificate to Borrower), clause 26.2(1) above shall not apply to any Transfer Certificate.
(3)
Except where a Finance Document specifically provides otherwise, the Facility
Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.
(4)
If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Finance Parties.
(5)
If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility
Agent or the Coordinators) under this Agreement it shall promptly notify the other
Finance Parties.
(6)
The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.
26.3
Role of the Coordinators
Except as specifically provided in the Finance Documents, the Coordinators have no obligations of any kind to any other Party under or in connection with any Finance
Document.
26.4
No fiduciary duties
(1)
Nothing in this Agreement constitutes any of the Facility Agent or the Coordinators as a trustee or fiduciary of any other person.
(2)
Neither the Facility Agent nor the Coordinators shall be bound to account to any
Lender for any sum or the profit element of any sum received by it for its own account.

26.5
Business with the Group
The Facility Agent and the Coordinators may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.
26.6
Rights and discretions of the Facility Agent
(1) The Facility Agent may rely on:
(a)
any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and
(b)
any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.
(2)
The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:
(a)
no Default has occurred (unless it has actual knowledge of a Default arising under clause 23.1 (Non-payment));
(b)
any right, power, authority or discretion vested in any Party or the Majority
Lenders has not been exercised; and
(c)
any notice or request made by the Borrower (other than a Utilisation
Request) is made on behalf of and with the consent and knowledge of all the Obligors.
(3)
The Facility Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.
(4)
The Facility Agent may act in relation to the Finance Documents through its personnel and agents.
(5)
The Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.
(6)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor either Coordinator is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.
26.7
Majority Lenders' instructions
(1)
Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as Facility
Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Facility Agent) and (ii) not be liable for any act
(or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.
(2)
Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.
(3)
The Facility Agent may refrain from acting in accordance with the instructions of the
Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT)
which it may incur in complying with the instructions.
(4)
In the absence of instructions from the Majority Lenders, (or, if appropriate, the
Lenders) the Facility Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.
(5)
The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.
26.8
Responsibility for documentation
Neither the Facility Agent nor the Coordinators:
(1)
are responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the
Coordinators, an Obligor or any other person given in or in connection with any
Finance Document;
(2)
is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance
Document; or
(3)
is responsible for any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.
26.9
Exclusion of liability
(1)
Without limiting clause 26.9(2) below, the Facility Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.
(2)
No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this clause as a stipulation for their benefit as contemplated by clause 1.3 (Third party rights).
(3)
The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility
Agent for that purpose.
(4)
Nothing in this Agreement shall oblige the Facility Agent or either Coordinator to carry out any know your customer or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Facility Agent and the
Coordinators that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or either Coordinator.

26.10
Lenders' indemnity to the Facility Agent
Each Lender shall (in proportion to its share of the Total Commitments or, if the Total
Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).
26.11
Resignation of the Facility Agent
(1)
The Facility Agent may resign and appoint one of its Affiliates acting through an office in South Africa as successor by giving notice to the other Finance Parties and the Borrower.
(2)
Alternatively the Facility Agent may resign by giving 30 days' notice to the other
Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Facility Agent.
(3)
If the Majority Lenders have not appointed a successor Facility Agent in accordance with clause 26.11(2) above within 30 days after notice of resignation was given, the retiring Facility Agent (after consultation with the Borrower) may appoint a successor Facility Agent (acting through an office in South Africa).
(4)
The retiring Facility Agent shall, at its own cost, make available to the successor
Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.
(5)
The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.
(6)
Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this clause 26. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
(7)
After consultation with the Borrower, the Majority Lenders may, by notice to the
Facility Agent, require it to resign in accordance with clause 26.11(2) above. In this event, the Facility Agent shall resign in accordance with clause 26.11(2) above.
26.12
Confidentiality
(1)
In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.
(2)
If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.
26.13
Relationship with the Lenders
(1)
The Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility
Office:

(a)
entitled to or liable for any payment due under any Finance Document on that day; and
(b)
entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance
Document made or delivered on that day,
unless it has received not less than five Business Days prior notice from that
Lender to the contrary in accordance with the terms of this Agreement.
(2)
Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under clause 31.2(9)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of clause 31.2 (Addresses) and clause 31.6(1)(a) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.
26.14
Credit appraisal by the Lenders
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility
Agent and the Coordinators that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:
(1) the financial condition, status and nature of each member of the Group;
(2)
the legality, validity, effectiveness, adequacy or enforceability of any Finance
Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;
(3)
whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any
Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and
(4)
the adequacy, accuracy and/or completeness of any information provided by the
Facility Agent, any Party or by any other person under or in connection with any
Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.
26.15
Facility Agent's management time
Any amount payable to the Facility Agent under clause 15.3 (Indemnity to the Facility
Agent), clause 17 (Costs and expenses) and clause 26.10 (Lenders’ indemnity to the
Facility Agent) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Facility Agent under clause 12 (Fees).

26.16
Deduction from amounts payable by the Facility Agent
If any Party owes an amount to the Facility Agent under the Finance Documents the
Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that
Party shall be regarded as having received any amount so deducted.
27
Conduct of business by the Finance Parties
No provision of this Agreement will:
(1)
interfere with the right of any Finance Party to arrange its affairs (tax or otherwise)
in whatever manner it thinks fit;
(2)
oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or
(3)
oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.
28
Sharing among the Finance Parties
28.1
Payments to Finance Parties
If a Finance Party (Recovering Finance Party) receives or recovers any amount from an
Obligor other than in accordance with clause 29 (Payment mechanics) (Recovered
Amount) and applies that amount to a payment due under the Finance Documents then:
(1)
the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;
(2)
the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with clause 29 (Payment mechanics), without taking account of any
Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and
(3)
the Recovering Finance Party shall, within three Business Days of demand by the
Facility Agent, pay to the Facility Agent an amount (Sharing Payment) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with clause 29.5 (Partial payments).
28.2
Redistribution of payments
The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant
Obligor and distribute it between the Finance Parties (other than the Recovering Finance
Party) (Sharing Finance Parties) in accordance with clause 29.5 (Partial payments)
towards the obligations of that Obligor to the Sharing Finance Parties.
28.3
Recovering Finance Party's rights
On a distribution by the Facility Agent under clause 28.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant

Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.
28.4
Reversal of redistribution
If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:
(1)
each Sharing Finance Party shall, upon request of the Facility Agent, pay to the
Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (Redistributed Amount); and
(2)
as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.
28.5
Exceptions
(1)
This clause 28 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this clause, have a valid and enforceable claim against the relevant Obligor.
(2)
A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:
(a)
it notified that other Finance Party of the legal or arbitration proceedings;
and
(b)
that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11
Administration
29
Payment mechanics
29.1
Payments to the Facility Agent
(1)
On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document)
in USD for value by no later than 12h00 (Johannesburg time) on the due date and in such funds specified by the Facility Agent by way of a funds flow schedule or otherwise.
(2)
Payment shall be made to such account in South Africa with such bank as the
Facility Agent specifies.
29.2
Distributions by the Facility Agent
Each payment received by the Facility Agent under the Finance Documents for another
Party shall, subject to clause 29.3 (Distributions to an Obligor) and clause 29.4 (Clawback)
be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility
Agent by not less than five Business Days' notice with a bank in South Africa in writing.
29.3
Distributions to an Obligor
The Facility Agent may (with the consent of the Obligor or in accordance with clause 30
(Set off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.
29.4
Clawback
(1)
Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party
(or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.
(2)
If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the
Facility Agent, calculated by the Facility Agent to reflect its cost of funds.
29.5
Partial payments
(1)
If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the
Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(a)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent under the Finance Documents;
(b)
secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;
(c)
thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and
(d)
fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.
(2)
The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in clauses 29.5(1)(c) to 29.5(1)(d) above.
(3)
Clauses 29.5(1)(a) and 29.5(1)(b) above will override any appropriation made by an Obligor.
29.6
No set-off by Obligors
All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
29.7
Business Days
(1)
Any payment which is due to be made in terms of any Finance Document on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).
(2)
In the event that the day for performance of any obligation (other than a payment obligation) to be performed in terms of any Finance Document should fall on a day which is not a Business Day, the relevant day for performance shall be the succeeding Business Day.
(3)
During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.
29.8
Currency of account
(1)
Subject to clauses 29.7(2) and 29.7(3) below, USD is the currency of account and payment for any sum due from an Obligor under any Finance Document.
(2)
Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(3)
Any amount expressed to be payable in a currency other than USD shall be paid in that other currency.
29.9
Disruption to Payment Systems etc.
If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:
(1)
the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;
(2)
the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in clause 29.9(1) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;
(3)
the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in clause 29.9(1) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;
(4)
any such changes agreed upon by the Facility Agent and the Borrower shall
(whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of)
the terms of the Finance Documents notwithstanding the provisions of clause 35
(Amendments and waivers);
(5)
the Facility Agent shall not be liable for any damages, costs or losses whatsoever arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this clause 29.9; and
(6)
the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to clause 29.9(4) above.
30
Set off
A Finance Party may set off any matured obligation due from an Obligor under the Finance
Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.
31
Notices
31.1
Communications in writing
Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.
31.2
Addresses
The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(1)
in the case of the Borrower and each Original Guarantor incorporated as a company in South Africa:
Physical address:
Block 27
Randfontein Office Park
Cnr Main Reef Road and Ward Avenue
Randfontein
Fax number: 011 684 0188
Marked for the attention of: The Company Secretary
(2)
in the case of Abelle Limited, Aurora Gold Limited, Aurora Gold (Wafi) Proprietary
Limited and Harmony Gold (PNG Services) Proprietary Limited:
Physical address:
Level 2
189 Coronation Drive
Milton
Queensland 4064
Australia
Fax number: + 61 (07) 3320 3740
Marked for the attention of: Chief Financial Officer
Aubrey Testa
(aubrey.testa@harmonyseasia.com)
(3)
in the case of Morobe Consolidated Goldfields Limited, Wafi Mining Limited and
Morobe Exploration Limited:
Physical address:
c/o Ashurst PNG, Level 4. Mogoru Motu
Building, Champion Parade, PORT
MORESBY, PAPUA NEW GUINEA
Fax number: +675 309 2099
Marked for the attention of: Ian Shepherd
(4)
in the case of Absa Bank Limited in its capacity as an Original Lender and
Coordinator:
Physical address:
[insert]
Fax number:
[insert]
Marked for the attention of: [insert]
(5) in the case of HSBC Bank plc in its capacity as an Original Lender:
Physical address:
[insert]
Fax number:
[insert]
Marked for the attention of: [insert]
(6) in the case of JPMorgan Chase Bank, N.A. in its capacity as an Original Lender:
Physical address:
[insert]

Fax number:
[insert]
Marked for the attention of: [insert]
(7)
in the case of Nedbank Limited in its capacity as an Original Lender and
Coordinator:
Physical address:
Nedbank Limited, London branch
1
st
Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG
Marked for the attention of: Transaction Management: London Branch
Darren McDonnell
dmcdonnell@nedbankcapital.co.uk
Greg Webber – gregw@nedbankcapital.co.za
(8) in the case of Nedbank Limited in its capacity as the Facility Agent:
Physical address:
Nedbank Limited
Block F, 3
rd
Floor
135 Rivonia Road
Sandown
2196
Fax number: +27 11 295 3902
Marked for the attention of: Head of Transaction Management -
transmanage@nedbank.com
Arlene Russell –
ArleneRu@Nedbankcapital.co.za
Greg Webber –
GregW@nedbankcapital.co.za
(9)
in the case of any other Lender or any other Obligor, that notified in writing to the
Facility Agent on or prior to the date on which it becomes a Party, or any substitute address or fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.
31.3
Domicilia
(1)
Each of the Parties, other than Abelle Limited, Aurora Gold Limited, Aurora Gold
(Wafi) Proprietary Limited, Harmony Gold (PNG Services) Proprietary Limited,
Morobe Consolidated Goldfields Limited, Wafi Mining Limited and Morobe
Exploration Limited, chooses its physical address provided under or in connection with clause 31.2 (Addresses) as its domicilium citandi et executandi at which documents in legal proceedings in South Africa in connection with this Agreement or any other Finance Document may be served.
(2)
Each of Abelle Limited, Aurora Gold Limited, Aurora Gold (Wafi) Proprietary
Limited, Harmony Gold (PNG Services) Proprietary Limited, Morobe Consolidated
Goldfields Limited, Wafi Mining Limited and Morobe Exploration Limited, chooses the physical address of the Borrower provided under or in connection with clause 31.2 (Addresses) as its domicilium citandi et executandi at which documents in legal proceedings in South Africa in connection with this Agreement or any other Finance Document may be served.

(3)
Any Party may by written notice to the other Parties change its domicilium from time to time to another address, not being a post office box or a poste restante, in
South Africa, provided that any such change shall only be effective on the 14 th
day
after deemed receipt of the notice by the other Parties pursuant to clause 31.4
(Delivery).
31.4
Delivery
(1)
Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will:
(a)
if by way of fax, be deemed to have been received on the first Business
Day following the date of transmission provided that the fax is received in legible form;
(b)
if delivered by hand, be deemed to have been received at the time of delivery; and
(c)
if by way of courier service, be deemed to have been received on the seventh Business Day following the date of such sending,
and provided, if a particular department or officer is specified as part of its address details provided under clause 31.2 (Addresses), if such communication or document is addressed to that department or officer, unless the contrary is proved.
(2)
Any communication or document to be made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the
Facility Agent's signature below (or any substitute department or officer as the
Facility Agent shall specify for this purpose).
(3) All notices from or to an Obligor shall be sent through the Facility Agent.
(4)
Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to each of the
Obligors.
31.5
Notification of address and fax number
Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to clause 31.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.
31.6
Electronic communication
(1)
Any communication to be made between the Facility Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Facility Agent and the relevant Lender:
(a)
agree that, unless and until notified to the contrary, this is to be an accepted form of communication;
(b)
notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and
(c)
notify each other of any change to their address or any other such information supplied by them.

(2)
Any electronic communication made between the Facility Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.
31.7
English language
Any notice or other document given under or in connection with any Finance Document must be in English.
31.8
No PPSA and/or the PPSA-PNG notices unless mandatory
A Finance Party need not give any notice under the PPSA and/or the PPSA-PNG
(including a notice of a verification statement) unless the notice is required by the PPSA and/or the PPSA-PNG and cannot be excluded.
32
Calculations and certificates
32.1
Accounts
In any litigation or arbitration proceedings arising out of or in connection with a Finance
Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.
32.2
Certificates and Determinations
Any certification or determination by a Finance Party of a rate or amount under any
Finance Document is, in the absence of manifest error, prima facie evidence of the matters to which it relates.
32.3
Day count convention
Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of
360 days (irrespective of whether the year in question is a leap year).
33
Partial invalidity
If, at any time, any provision of the Finance Documents is or becomes illegal, invalid, unenforceable or inoperable in any respect under any law of any jurisdiction, neither the legality, validity, enforceability or operation of the remaining provisions nor the legality, validity, enforceability or operation of such provision under the law of any other jurisdiction will in any way be affected or impaired. The term inoperable in this clause 33 shall include, without limitation, inoperable by way of suspension or cancellation.
34
Remedies and waivers
No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

35
Amendments and waivers
35.1
Required consents
(1)
Subject to clause 35.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.
(2)
The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this clause.
(3)
No amendment or waiver contemplated by this clause 35 shall be of any force or effect unless in writing and signed by or on behalf of the relevant Parties.
35.2
Exceptions
(1) An amendment or waiver that has the effect of changing or which relates to:
(a)
the definition of Majority Lenders in clause 1.1 (Definitions);
(b)
a change to the date of payment of any amount under the Finance
Documents;
(c)
a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;
(d) an increase in or an extension of any Commitment;
(e)
a change to the Borrower or any Guarantors other than in accordance with clause 25 (Changes to the Obligors);
(f) any provision which expressly requires the consent of all the Lenders;
(g) clause 2.2 (Finance Parties’ rights and obligations);
(h) clause 3.1 (Purpose);
(i) clause 13.3 (Tax indemnity);
(j) clause 14 (Increased costs);
(k)
the nature or scope of the guarantee and indemnity granted under clause 18 (Guarantee and indemnity);
(l) clause 24 (Changes to the Lenders);
(m) clause 45 (Governing law);
(n) clause 46 (jurisdiction), or
(o) the nature and scope of the Transaction Security;
shall not be made without the prior consent of all the Lenders.
(2)
An amendment or waiver which relates to the rights or obligations of the Facility
Agent or the Coordinators (each in their capacity as such) may not be effected without the consent of the Facility Agent or, as the case may be, the Coordinators.

35.3
Replacement of Lender
(1) If:
(a)
any Lender becomes a Non-Consenting Lender (as defined in
clause 35.3(4) below); or
(b)
an Obligor becomes obliged to repay any amount in accordance with clause 8.1 (Illegality) or to pay additional amounts pursuant to clause 14.1
(Increased costs), clause 13.2 (Tax gross-up) or clause 13.3 (Tax indemnity) to any Lender,
then the Borrower may, on five Business Days' prior written notice to the Facility
Agent and such Lender, replace such Lender by requiring such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to clause 24
(Changes to the Lenders) all (and not part only) of its rights and obligations under the Finance Documents to a Lender or other bank, financial institution, trust, fund or other entity (Replacement Lender) selected by the Borrower, which is acceptable to the Facility Agent and which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with clause 24 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer in an amount equal to the outstanding principal amount of such
Lender's participation in the outstanding Loans and all accrued interest, Breakage
Costs and other amounts payable in relation thereto under the Finance
Documents.
(2)
The replacement of a Lender pursuant to this clause 35.3 shall be subject to the following conditions:
(a) the Borrower shall have no right to replace the Facility Agent;
(b)
neither the Facility Agent nor the Lender shall have any obligation to the
Borrower to find a Replacement Lender;
(c)
in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than ten Business Days after the date on which that Lender is deemed a Non-Consenting Lender;
(d)
in no event shall the Lender replaced under this clause 35.3 be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents; and
(e)
the Lender shall only be obliged to transfer its rights and obligations pursuant to clause 35.3(1) above once it is satisfied that it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations in relation to that transfer.
(3)
A Lender shall perform the checks described in clause 35.3(2)(e) above as soon as reasonably practicable following delivery of a notice referred to in clause 35.3(1)
above and shall notify the Facility Agent and the Borrower when it is satisfied that it has complied with those checks.
(4) In the event that:
(a)
the Borrower or the Facility Agent (at the request of the Borrower) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(b)
the consent, waiver or amendment in question requires the approval of all the Lenders; and
(c)
Lenders whose Commitments aggregate, in the case of a consent, waiver or amendment requiring the approval of all the Lenders, more than 80% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 80% of the Total Commitments prior to that reduction),have consented or agreed to such waiver or amendment, then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a Non-Consenting Lender.
36
Confidentiality
36.1
Confidential Information
Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by clause 36.2 (Disclosure of
Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.
36.2
Disclosure of Confidential Information
Any Finance Party may disclose:
(1)
to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such
Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this clause 36.2(1) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;
(2) to any other person:
(a)
to (or through) whom it Transfers (or may potentially Transfer) all or any of its rights and obligations under this Agreement and to any of that person's
Affiliates, Related Funds, Representatives and professional advisers;
(b)
with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation or other credit participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds,
Representatives and professional advisers;
(c)
appointed by any Finance Party or by a person to whom clause 36.2(2)(a)
or clause 36.2(2)(b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;
(d)
who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in clause 36.2(2)(a) or clause 36.2(2)(b) above;

(e)
to whom information is required (or which a Finance Party reasonably believes is required) or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation (except this clause does not permit a Finance Party to disclose any information of the kind referred to in section 275(1) of the PPSA unless section 275(7) of the
PPSA applies);
(f)
to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;
(g) who is a Party; or
(h) with the consent of the Borrower,
in each case, such Confidential Information as that Finance Party shall consider appropriate if:
(i)
in relation to clauses 36.2(2)(a), 36.2(2)(b) or 36.2(2)(c) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;
(ii)
in relation to clause 36.2(2)(d) above, the person to whom the
Confidential Information is to be given has entered into a
Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential
Information may be price-sensitive information; and
(iii)
in relation to clause 36.2(2)(e) or clause 36.2(2)(f) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such
Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the
circumstances;
if any person to whom the Confidential Information is to be given pursuant to this clause 36.2(2) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information; and
(3)
to any rating agency (including its professional advisers) such Confidential
Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the
Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential
Information may be price-sensitive information.
36.3
Entire agreement
This clause 36 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential
Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

36.4
Inside information
Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any
Confidential Information for any unlawful purpose.
36.5
Notification of disclosure
Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:
(1)
of the circumstances of any disclosure of Confidential Information made pursuant to clause 36.2(2)(e) except where such disclosure is made to any of the persons referred to in that clause during the ordinary course of its supervisory or regulatory function; and
(2)
upon becoming aware that Confidential Information has been disclosed in breach of this clause 36.
36.6
Continuing obligations
The obligations in this clause 36 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:
(1)
the date on which all amounts payable by the Obligors under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and
(2) the date on which such Finance Party otherwise ceases to be a Finance Party.
37
Confidentiality of Funding Rates and Reference Bank Quotations
37.1
Confidentiality and disclosure
(1)
The Facility Agent and the Borrower agree to keep each Funding Rate (and, in the case of the Facility Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by clauses 37.1(2), 37.1(3) and
37.1(4) below.
(2) The Facility Agent may disclose:
(a)
any Funding Rate (but not, for the avoidance of doubt, any Reference Bank
Quotation) to the Borrower pursuant to clause 9.4 (Notification of rates of interest); and
(b)
any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for
Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender or Reference Bank, as the case may be.

(3)
The Facility Agent may disclose any Funding Rate or any Reference Bank
Quotation, and the Borrower may disclose any Funding Rate, to:
(a)
any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this clause 37.1(3)(a) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;
(b)
any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances;
(c)
any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that
Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances; and
(d)
any person with the consent of the relevant Lender or Reference Bank, as the case may be.
(4)
The Facility Agent's obligations in this clause 37 relating to Reference Bank
Quotations are without prejudice to its obligations to make notifications under clause 9.4 (Notification of rates of interest), provided that (other than pursuant to clause 37.1(2)(a) above) the Facility Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.
37.2
Related obligations
(1)
The Facility Agent and the Borrower acknowledge that each Funding Rate (and, in the case of the Facility Agent, each Reference Bank Quotation) is or may be price-
sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facility Agent and the Borrower undertake not to use any Funding Rate or, in the case of the Facility Agent, any Reference Bank Quotation for any unlawful purpose.
(2)
The Facility Agent and the Borrower agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:
(a)
of the circumstances of any disclosure made pursuant to clause 37.1(3)(b)
above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)
upon becoming aware that any information has been disclosed in breach of this clause 37.
38
Renunciation of benefits
Each Obligor renounces, to the extent permitted under applicable law, the benefits of each of the legal exceptions of excussion, division, revision of accounts, no value received, errore calculi, non causa debiti, non numeratae pecuniae and cession of actions, and declares that it understands the meaning of each such legal exception and the effect of such renunciation.
39
Counterparts
Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance
Document.
40
Waiver of immunity
Each Obligor irrevocably and unconditionally waives any right it may have to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.
41
Sole agreement
The Finance Documents constitute the sole record of the agreement between the Parties in regard to the subject matter thereof.
42
No implied terms
No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in any Finance Document.
43
Extensions and waivers
No latitude, extension of time or other indulgence which may be given or allowed by any
Party to any other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from any Finance Document and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party’s rights in terms of or arising from any Finance Document or estop such
Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term of any Finance Document.
44
Independent advice
Each Obligor acknowledges that it has been free to secure independent legal and other advice as to the nature and effect of all of the provisions of the Finance Documents and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so. Further, each of the Obligors acknowledges that all of the provisions of each Finance Document and the restrictions therein contained are part of the overall intention of the Parties in connection with the Finance Documents.

SECTION 12
Governing law and enforcement
45
Governing law
This Agreement is governed by South African law.
46
Jurisdiction
46.1
The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg (or any successor to that division) in regard to all matters arising from the Finance Documents (including a dispute relating to the existence, validity or termination of this Agreement (a Dispute).
46.2
The Parties agree that the court referred to above is the most appropriate and convenient court to settle Disputes and accordingly no Party will argue to the contrary.
46.3
This clause 46 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.
47
Service of process
Without prejudice to any other mode of service allowed under any relevant law, each
Obligor (other than the Borrower):
(1)
irrevocably appoints the Borrower, as its agent for service of process in relation to any proceedings before the courts of South Africa in connection with any Finance
Document; and
(2)
agrees that failure by an agent for service of process to notify the relevant Obligor of the process does not invalidate the proceedings concerned.

Schedule 1 - The Original Parties
Part I
The Original Obligors
Name of Borrower
Registration number (or equivalent, if
any)
Harmony Gold Mining Company Limited 1950/038232/06
Name of Original Guarantor
Registration number (or equivalent, if
any)
African Rainbow Minerals Gold Limited 1997/015869/06
ARMgold/Harmony Freegold Joint Venture Company
Proprietary Limited
2001/029602/07
Randfontein Estates Limited 1889/000251/06
Avgold Limited 1990/007025/06
Harmony International Holdings Proprietary Limited 2014/121930/07
Aurora Gold (Wafi) Proprietary Limited
Australian Business Number 29 100 237
741
Harmony Gold (PNG Services) Proprietary Limited
Australian Business Number 23 083 828
853
Aurora Gold Limited
Australian Business Number 82 006 568
850
Abelle Limited
Australian Business Number 69 087 480
902
Morobe Consolidated Goldfields Limited PNG Company Number 1-12047
Wafi Mining Limited PNG Company Number 1-11452
Morobe Exploration Limited PNG Company Number 1-63559

Part II
The Original Lenders:
Name of Original Lender
Commitment
Absa Bank Limited USD75,000,000
Nedbank Limited (acting through its London branch) USD75,000,000
HSBC Bank plc USD30,000,000
JPMorgan Chase Bank, N.A. USD25,000,000

Schedule 2 - Conditions Precedent
Part I
Conditions Precedent to first Utilisation to be provided by Original Obligors
1
Constitutional Documents and corporate authorisations
1.1 A copy of the constitutional documents of each Original Obligor.
1.2 A copy of a resolution of the board of directors of each Original Obligor:
(1)
approving the terms of, and the transactions contemplated by, the Finance
Documents to which it is a party and resolving that it execute the Finance
Documents to which it is a party;
(2)
authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;
(3)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and
(4)
as may be required to comply with Section 45 and 46 of the Companies Act or any provision of any applicable company legislation and regulations in Australia or
Papua New Guinea.
1.3
A specimen of the signature of each person authorised by the resolution referred to in clause 1.2(2) above.
1.4
To the extent required with reference to the constitutional documents of an Obligor or by law (including under Section 45 and 46 of the Companies Act), a copy of a resolution duly passed by the holders of the issued shares of that Obligor, approving the terms of, and the transactions contemplated by, the Finance Documents to which that Obligor is a party.
1.5
A certificate from each Original Obligor (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.
1.6
A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the Signature Date.
2
Finance Documents other than Security Documents
2.1
This Agreement duly executed by the members of the Group expressed to be a party to this Agreement.
2.2 The Mandate Letter duly executed by the Borrower.
2.3 Each Fee Letter duly executed by the Borrower.
3
Security Documents
3.1
An amended and restated cession in security and pledge in favour of the Lenders governed by the laws of South Africa by the Borrower in respect of the shares and loan claims held by it in the Original Guarantors incorporated in South Africa including the delivery of any and all documents required in connection with such Security which shall include share certificates, signed and undated transfer forms in blank as to transferee and resolutions by the board of directors of the relevant member of the Group whose shares are given as Transaction Security and resolving to give effect to any transfer of such shares following enforcement of such Transaction Security (as amended pursuant to the provisions of this Agreement).
3.2
An amended and restated cession in security and pledge in favour of the Lenders governed by the laws of South Africa by African Rainbow Minerals Gold Limited in respect of the shares and loan claims held by it in respect of the Original Guarantors incorporated in South Africa including the delivery of any and all documents required in connection with such Security which shall include share certificates, signed and undated transfer forms in blank as to transferee and resolutions by the board of directors of the relevant member of the Group whose shares are given as Transaction Security and resolving to give effect to any transfer of such shares following enforcement of such Transaction Security (as amended pursuant to the provisions of this Agreement).
3.3
The Australian-law governed document entitled “Specific security and featherweight security deed – Aurora Gold Ltd” between Aurora Gold Limited (as security provider) and
Nedbank Limited (as security trustee) pursuant to which Aurora Gold Limited grants a security interest in respect of its shareholding in Aurora Gold (Wafi) Proprietary Limited and
Harmony Gold (PNG Services) Proprietary Limited, as amended pursuant to the transactions contemplated by this Agreement.
3.4
The PNG-law governed document entitled “Mortgage over shares and floating charge –
Aurora Gold (Wafi) Proprietary Limited” between Aurora Gold (Wafi) Proprietary Limited (as security provider) and Nedbank Limited (as security trustee) pursuant to which Aurora Gold
(Wafi) Proprietary Limited grants a security interest in respect of its shareholding in Wafi
Mining Limited and the benefit of any shareholder loans payable by that company, as amended pursuant to the transactions contemplated by this Agreement.
3.5
The Australian-law governed document entitled “Featherweight security deed – Aurora
Gold (Wafi) Proprietary Limited” between Aurora Gold (Wafi) Proprietary Limited (as security provider) and Nedbank Limited (as security trustee) pursuant to which Aurora Gold
(Wafi) Proprietary Limited grants a security interest in the Featherweight Collateral (as defined therein), as amended pursuant to the transactions contemplated by this
Agreement.
3.6
The PNG-law governed document entitled “Mortgage over shares and floating charge –
Harmony Gold (PNG Services) Proprietary Limited” between Harmony Gold (PNG
Services) Proprietary Limited (as security provider) and Nedbank Limited (as security trustee) pursuant to which Harmony Gold (PNG Services) Proprietary Limited grants a security interest in respect of its shareholding in Morobe Exploration Limited and Morobe
Consolidated Goldfields Limited and the benefit of any shareholder loans payable by those companies, as amended pursuant to the transactions contemplated by this Agreement.
3.7
The Australian-law governed document entitled “Featherweight security deed – Harmony
Gold (PNG Services) Proprietary Limited” between Harmony Gold (PNG Services)
Proprietary Limited (as security provider) and Nedbank Limited (as security trustee)
pursuant to which Harmony Gold (PNG Services) Proprietary Limited grants a security interest in the Featherweight Collateral (as defined therein), as amended pursuant to the transactions contemplated by this Agreement.
3.8
The agreement entitled Harmony Security Trust Deed, dated 21 September 2011 between the financial institutions listed in part I of schedule 1 of that document (as Original
USD Lenders), the financial institutions listed in part II of schedule 1 of that document (as
Original ZAR Lenders) and Nedbank Limited (as USD Facility Agent, ZAR Facility Agent

and Security Trustee), as amended pursuant to a side letter dated 20 December 2013 and as further amended pursuant to the transactions contemplated by this Agreement.
3.9
All documents and evidence required, pursuant to the terms of any of the Security
Documents (other than any Security Document(s) to be entered into pursuant to the
Permitted Group Restructuring contemplated in clause 22.19 (Permitted Group
Restructuring) above), to be delivered promptly upon execution of such Security Document or otherwise prior to the first Utilisation Date. Such documents and evidence include originals of all required notices, share certificates and blank share transfer forms.
3.10
All filings and registrations in relation to the Security Documents that are required and capable of being made under applicable laws, including the registration with the Australian
Securities and Investment Commission of the Security Documents (where relevant).
4
Legal opinions
4.1
A legal opinion of Norton Rose Fulbright South Africa, legal advisers to the Coordinators and the Facility Agent in South Africa, substantially in the form distributed to the Original
Lenders prior to signing this Agreement.
4.2
A legal opinion of Norton Rose Fulbright Australia, legal advisers to the Coordinators and the Facility Agent in Australia, substantially in the form distributed to the Original Lenders prior to signing this Agreement.
4.3
A legal opinion of Leahy Lewin Lowing Sullivan Lawyers, legal advisers to the Coordinators and the Facility Agent in Papua New Guinea, substantially in the form distributed to the
Original Lenders prior to signing this Agreement.
4.4
A legal opinion of Cliffe Dekker Hofmeyr, legal advisers to the Original Obligors in South
Africa, substantially in the form distributed to the Original Lenders prior to signing this
Agreement.
4.5
A legal opinion of Ashurst Australia, legal advisers to the Original Obligors in Australia, substantially in the form distributed to the Original Lenders prior to signing this Agreement.
5
Other documents and evidence
5.1
A copy of any other Authorisation or other document, opinion or assurance which the
Facility Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document, including but not limited to:
(1)
any approvals required from the Financial Surveillance Department of the South
African Reserve Bank;
(2) any approvals required from the Bank of Papua New Guinea.
5.2 The Original Financial Statements of each Original Obligor.
5.3
Evidence that the fees, costs and expenses then due from the Borrower pursuant to clause 12 (Fees) and clause 17 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.
5.4
Such documentation and other evidence as is reasonably requested by the Facility Agent
(for itself or on behalf of any other Finance Party) in order for the Facility Agent and each other Finance Party to carry out and be satisfied it has complied with all necessary know your customer or similar identification procedures under applicable laws and regulations
(including the Financial Intelligence Centre Act, 2001) pursuant to the transactions contemplated in the Finance Documents.

5.5 A copy of the Intercreditor Agreement duly executed by each of the Secured Parties.
5.6
Confirmation from the Original Lenders that there has not been a Pre-Financial Close
Material Adverse Change.
6
ZAR Facility Agreement
6.1
Consent by all of the Lenders (as defined in the ZAR Facility Agreement) to the amendment of the Security Documents pursuant to the transactions contemplated by this
Agreement.
6.2
A copy of the addendum to the ZAR Facility Agreement duly executed by each of the parties thereto, pursuant to which the ZAR Facility Agreement shall be amended pursuant to the transactions contemplated by this Agreement.

Part II
Conditions Precedent required to be delivered by an additional Guarantor
1 An Accession Letter, duly executed by the Additional Guarantor and the Borrower.
2 A copy of the constitutional documents of the Additional Guarantor.
3 A copy of a resolution of the board of directors of the Additional Guarantor:
(1)
approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;
(2)
authorising a specified person or persons to execute the Accession Letter on its behalf;
(3)
authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents; and
(4)
as may be required to comply with Section 45 and 46 of the Companies Act or any provision of any applicable company legislation and regulations in Australia or
Papua New Guinea.
4
A specimen of the signature of each person authorised by the resolution referred to in clause 3 above.
5
To the extent required with reference to the constitutional documents of an Additional
Guarantor or by law (including under Section 45 and 46 of the Companies Act), a copy of a resolution duly passed by the holders of the issued shares of that Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which that Additional Guarantor is a party.
6
A certificate of the Additional Guarantor (signed by a director) confirming that guaranteeing, as appropriate, the Total Commitments would not cause any guaranteeing or similar limit binding on it to be exceeded.
7
A certificate of an authorised signatory of the Additional Guarantor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.
8
A copy of any other Authorisation or other document, opinion or assurance which the
Facility Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.
9 If available, the latest audited financial statements of the Additional Guarantor.
10
A legal opinion of Norton Rose Fulbright South Africa, legal advisers to the Coordinators and the Facility Agent in South Africa.
11
A legal opinion of Cliffe Dekker Hofmeyr, legal advisers to the Original Obligors and the
Additional Guarantor in South Africa.
12
If the Additional Guarantor is incorporated in a jurisdiction other than South Africa, a legal opinion of the legal advisers to the Coordinators and the Facility Agent in the jurisdiction in which the Additional Guarantor is incorporated.

13
If the Additional Guarantor is incorporated in a jurisdiction other than South Africa, a legal opinion of the legal advisers to the Original Obligors and the Additional Guarantor in the
jurisdiction in which the Additional Guarantor is incorporated.

Schedule 3 – Form of Utilisation Request
From: [Borrower]
To: [Facility Agent]
Dated [ ]
Dear Sirs
[Borrower] – [ ] Facility Agreement
dated [ ] (the Agreement)
1
We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this
Utilisation Request.
2 We wish to borrow a Loan on the following terms:
Proposed Utilisation Date:
[ ] (or, if that is not a Business Day, the next Business
Day)
Amount: USD [ ] or, if less, the Available Facility
3
We confirm that each condition specified in clause 4.2 (Conditions precedent to Utilisations generally) is satisfied on the date of this Utilisation Request.
4
The proceeds of this Loan should be credited to [account]
*
.
5
The Interest Period for this Loan is [3/6] Months.
6 This Utilisation Request is irrevocable.
Yours faithfully
…………………………………
authorised signatory for
[Borrower]
*
The identified account should not result in non compliance with any directive of the Financial Surveillance Department of the South African Reserve Bank. pertaining to utilisation of the Facility

Schedule 4 - Form of Transfer Certificate
To: [ ] as Facility Agent
From: [The Existing Lender] (the Existing Lender) and [The new Lender] (the New Lender)
Dated:
[Borrower] – [ ] Facility Agreement
dated [ ] (the Agreement)
1
We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this
Transfer Certificate.
2 We refer to clause 24.4 (Procedure for Transfer):
(1)
The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by cession and delegation all or part of the Existing Lender's
Commitment, rights and obligations referred to in the Schedule in accordance with clause 24.4 (Procedure for Transfer).
(2) The proposed Transfer Date is [ ].
(3)
The Facility Office and address through which the New Lender will perform its obligations, fax number and attention details for notices of the New Lender for the purposes of clause 31.2 (Addresses) are set out in the Schedule.
3
The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in clause 24.3(3) (Limitation of responsibility of Existing Lenders).
4
The New Lender agrees that it shall assume the same obligations towards each other
Finance Party under the Finance Documents as if it had been an Original Lender.
5
This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer
Certificate.
6 This Transfer Certificate is governed by South African law.
7
This Transfer Certificate has been entered into on the date stated at the beginning of this
Transfer Certificate.

Annexure - Commitment/rights and obligations to be transferred
[insert relevant details]
[Facility Office, address, fax number and attention details for notices and account details for payments,]
[Existing Lender]
[New Lender]
By: By:
This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as
[                   ].
[Facility Agent]
By:

Schedule 5 - Form of Additional Commitment Increase Notice
[Note: To be inserted.]

Schedule 6 - Form of Accession Letter
To: [ ] as Facility Agent
From: [Subsidiary] and [Borrower]
Dated:
Dear Sirs
[Borrower] – [ ] Facility Agreement
dated [ ] (the Agreement)
1
We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this
Accession Letter.
2
[Subsidiary] agrees to become an Additional Guarantor and to be bound by the terms of the Agreement as an Additional Guarantor pursuant to clause 25.2 (Additional Guarantors)
of the Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].
(1) [Subsidiary's] administrative details are as follows:
Address:
Fax No:
Attention:
(2) This Accession Letter is governed by South African law.
[Borrower]
[Subsidiary]

Schedule 7 - Form of Resignation Letter
To: [ ] as Facility Agent
From: [resigning Obligor] and [Borrower]
Dated:
Dear Sirs
[Borrower] – [ ] Facility Agreement
dated [ ] (the Agreement)
1
We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this
Resignation Letter.
2
Pursuant to clause 25.4 (Resignation of a Guarantor), we request that [resigning
Guarantor] be released from its obligations as a Guarantor under the Agreement.
3 We confirm that:
(1) no Default is continuing or would result from the acceptance of this request; and
(2) [ ]
†
4 This Resignation Letter is governed by South African law.
[Borrower]
[Subsidiary]
By: By:
†
Insert any other conditions required by the Facility Agreement

Schedule 8 - Form of Compliance Certificate
To: [ ] as Facility Agent
From: [Borrower]
Dated:
Dear Sirs
[Borrower] – [ ] Facility Agreement
dated [ ] (the Agreement)
1
We refer to the Agreement. This is a Compliance Certificate. Terms defined in the
Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.
2
We confirm that: [Insert details of covenants to be certified with reference to clause 21.1(Financial Covenants)]
3 [We confirm that no Default is continuing.]
‡
Signed: …............ …............
Director Director
Of Of
[Borrower]
[Borrower]
[insert applicable certification language]
§
…..................
for and on behalf of
[name of auditors of the Borrower]
**
‡
If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.
§
To be agreed with the Borrower's auditors and the Lenders prior to signing the Agreement
**
Only applicable if the Compliance Certificate accompanies the audited financial statements and is to be signed by the auditors. To be agreed with the Borrower's auditors prior to signing the Agreement

Schedule 9: Part A - Existing Security
Name of Group Member
Security
Total Principal Amount of
Indebtedness Secured at
Signature Date
Harmony Gold Mining Co
Ltd
Agreement for Sale of Interest in
Royalty Deed dated 10
November 2008 between the
Borrower, Abelle Limited, Wafi
Mining Limited and Rio Tinto
Limited
(ABE0063003)(WAF0002013)
Contingent Liability (Deferred
Cash Consideration of
US$10,000,000
payable on
occurrence of decision to
mine/commencement of
infrastructure construction)
Wafi Mining Ltd
Deed of Extinguishment of
Royalty - Wafi Golpu Project dd
16 February 2009 between Wafi
Mining Limited and the Borrower
(WAF0002015)
Contingent Liability (Payment by
Wafi Mining Limited to the
Borrower of US$10,000,000
within 21 days after payment by
the Borrower of Deferred Cash
Consideration to Rio Tinto)

Schedule 8: Part B
Name of Group Member Security
Harmony Gold
(Australia) Pty Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)
Annual Letters of Comfort by the Borrower in favour of each member of the Group registered in Australia and Papua New Guinea
Deed of Guarantee dated 1 December 2007 between the Borrower and Orica Australia Pty Limited whereby the Borrower guarantees obligations of Morobe Consolidated Goldfields Limited under its sodium cyanide supply agreement with Orica Australia Pty Limited
(MOR0119002)
Harmony Gold
Securities Pty Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)(HGS0002001)
Harmony Gold W.A. Pty
Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)(HWA0002001)
Harmony Gold
Operations Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001) (HGO0065001)
New Hampton
Goldfields Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)(NHG0306001)
South Kal Mines Pty
Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)(SKM0086001)
Vadessa Pty Limited
Deed of Cross Guarantee (Class Order 98/1418) dated 26 June 2003
(HAU0005001)(VAD0004001)
Harmony Gold
(PNG
Services) Pty Ltd
Lease security for leased premises at Level 2, 189 Coronation Drive,
Milton, Queensland between Harmony Gold (PNG Services) Pty
Limited and Madad Property Pty Limited per Banker’s Undertaking
dated 23 January 2014 given by Westpac Banking Corporation to
Madad Property Pty Limited (Maximum liability: AU$232,229.50)
Morobe Consolidated
Goldfields Ltd
All Securities arising under or pursuant to the Hidden Valley Joint
Venture Agreement, including without limitation:
Deed of Cross Charge executed pursuant to clause 11.1 thereof)(see below); and
Trust in Sale provisions under clause 18.3 thereof.
Deed of Cross Charge dated 22 May 2008 between Morobe
Consolidated Goldfields Limited and Newcrest PNG 1 Limited
(MOR0102002)
Wafi Mining Ltd
All Securities arising under or pursuant to the Wafi-Golpu Joint

Name of Group Member Security

Venture Agreement, including without limitation:
Deed of Cross Charge executed pursuant to clause 11.1 thereof)(see below); and
Trust in Sale provisions under clause 18.3 thereof.
Deed of Cross Charge dated 22 May 2008 between Wafi Mining
Limited and Newcrest PNG 2 Limited (WAF0042001)
Morobe Exploration Ltd
All Securities arising under or pursuant to the Exploration Portfolio
Joint Venture Agreement, including without limitation:
Deed of Cross Charge executed pursuant to clause 11.1 thereof) (see below) ; and
Trust in Sale provisions under clause 18.3 thereof.
Deed of Cross Charge dated 22 May 2008 between Morobe
Consolidated Goldfields Limited, Wafi Mining Limited, Morobe
Exploration Limited and Newcrest PNG 3 Limited
(MOR0101002)(WAF0038002)(MEL0005002)

Schedule 10 - Timetables
Delivery of a duly completed Utilisation Request
(clause 5.1 (Delivery of a Utilisation Request)
as of 11am Johannesburg time on the date
which is seven Business Days prior to the
proposed Utilisation Date
Facility Agent notifies the Lenders of the Loan in
accordance with clause 5.4 (Lenders'
participation)
as of 11am Johannesburg time on the date
which is five Business Days prior to the
proposed Utilisation Date
LIBOR is fixed Quotation Day as of 11:00 a.m. London time

Schedule 11 - Disclosed Potential Environmental Claim
Hidden Valley Joint Venture – Watut River claim/litigation.
A legal claim against Harmony Gold (PNG Services) Limited and 5 other defendants was filed in the National Court of Justice at Lae, Papua New Guinea on 14 December 2010 by Mr Sam Basil,
Member for Bulolo in PNG (Plaintiff).
The legal claim is brought in the Plaintiff's personal capacity as well as on behalf of a list of 110 named customary landowners residing in the Upper Watut, Mumeng and Wampar Local Level
Government Areas of the Morobe Province of PNG. The claim:
1 is brought on the basis of private and public nuisance and negligence:
2
seeks unspecified damages for impacts on customary land and water rights of the 110 landholders caused by the alleged release of waste rock and overburden in the Watut
River by the defendants operation of the Hidden Valley Mine;
3
claims impacts such as the sedimentation of the Watut River, dieback of vegetation, damage to plant life, fish and humans from acid forming materials contained within the waste rock, loss of river transport, gardens and cash crops;
4
asserts that the impacts caused by the release of materials was due to negligent or poor management actions of Harmony and the other defendants with respect to the Hidden
Valley Mine, including the failure to build adequate waste rock dumps, sedimentation dams and tailings storage facilities;
5
seeks damages, injunction to stop the further release of materials and operation of the mine until problems are resolved, and a declaration that the Plaintiffs are required to be consulted about erosion control on the Hidden Valley Mine.
A defence was filed in the Court in February 2011 on behalf of Morobe Consolidated Goldfields Ltd and Hidden Valley Services Limited. Steps have been taken in an attempt to have the proceedings discontinued against Harmony Gold (PNG Services) Limited as it was never served. Other defendants to the action have also filed defences and motions to dismiss proceedings as abuse of process.
No further steps have been taken in the proceedings by either parties to date.
Potential environmental claims:
Dispute between the Group and Mr. Pitas in the Free State. Mr. Pitas had previously lodged an application to revoke one of the Group’s mining rights in the Free State and has claimed R45m damages, arising out of an alleged failure by the Group to comply with its rehabilitation obligations.
Harmony has completed all the rehabilitation work required in terms of a court order obtained by Mr
Pitas and do not expect any further demands in this regard.
A group of farmers have indicated that they may institute a claim against the Group arising out of alleged pollution in the Dankbaarpan area resulting in the farmers allegedly not being able to use surface or groundwater for irrigation.

Schedule 12 - Disclosed Loans
None.

Schedule 13 - Permitted Transferees
1
Local banks
Absa Bank Limited
FirstRand Bank Limited
The Standard Bank of South Africa Limited
Nedbank Limited
Investec Bank Limited
Any fund managed and/or controlled by any of the aforesaid local banks
2
Foreign banks
ABN Amro Bank N.V.
Deutsche Bank Group AG
Standard Chartered Bank
Barclays Bank PLC
UBS
Citibank
SMBC (Sumitomo Mitsui Banking Corporation)
Fortis
Royal Bank of Scotland
HSBC Bank plc
Bank of China
Bank of Taiwan
China Construction Bank
China Development Bank
Industrial & Commercial Bank of China (ICBC)
Credit Agricole
Bank of Taiwan
BNP Paribas
West LB

Allied Irish
Societe Generale
Goldman Sachs
JPMorgan Chase Bank
Credit Suisse
Macquarie Bank
Westpac Banking Corporation
National Australia Bank
Australia and New Zealand Banking Group Limited
State Bank of India
Bank of America Merill Lynch
Natixis
The Bank of Tokyo-Mitsubishi Limited\
First Bank of Nigeria
Ecobank
Zenith Bank
3
DFIs
African Development Bank
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
Emerging Africa Infrastructure Fund
European Investment Bank (EIB)
NEDERLANDSE FINANCIERINGS-MAATSCHAPPIJ VOOR ONTWIKKELINGSLANDEN
N.V. (“FMO”)
International Finance Corporation (IFC)
Kreditanstalt fuer Wiederaufbau (KfW)
Kreditanstalt fuer Wiederaufbau – IPEX
OPEC Fund for International Development (OFID)
Development Bank of Southern Africa (DBSA)
Industrial Development Corporation (IDC)

Proparco
African Finance Corporation (AFC)
PTA Bank
Any fund managed and/or controlled by any of the aforesaid financial institutions
4
Other financial institutions
Old Mutual Specialised Finance (Proprietary) Limited
Old Mutual Life Assurance Company (South Africa) Limited
Sanlam Capital Markets Limited
Sanlam Life Insurance Limited
Futuregrowth Asset Management (Pty) Ltd
Liberty Group Limited
MMI Holdings Limited
Mergence Investment Managers (Pty) Ltd
Metropolitan Insurance Company Limited
Metropolitan Life Limited
Taquanta Asset Management
Coronation Fund Managers Limited
RMB Asset Management
Mezzanine Partners 1 GP (Proprietary) Limited
Titan Share Dealers (Proprietary) Limited
Venfin Share Dealers (Proprietary) Limited
Investec Asset Management (Proprietary) Limited
Public Investment Corporation
Absa Asset Managers
Stanlib
Vantage Capital Group (Proprietary) Limited
Prudential Portfolio Managers South Africa (Proprietary) Limited
Fairtree Asset Management
Saffron Asset Management

Cadiz Asset Management
Tantulum Asset Management
Atlantic Asset Management
Momentum Asset Managers
Hollard Group
Peregrine Holdings
Any fund managed and/or controlled by any of the aforesaid financial institutions. Any affiliates, subsidiaries or holding companies of and of the banks or financial institutions listed in this Schedule 13 and any trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets.

Schedule 14 - Companies to be Wound Up/Reorganised
1
Liquidation order granted 5 April 2011:
1.1
Harmony Gold Marketing Proprietary Limited
1.2
Venda Gold Mining Company Proprietary Limited
1.3
Cogent Proprietary Limited
2
Liquidation order pending:
2.1
Musuku Benefication Systems Proprietary Limited
2.2
Harmony Precision Casting Proprietary Limited
2.3
Virginia Salvage Proprietary Limited
2.4
Remaining Extent of Portion 15 Wildebeesfotein Proprietary Limited
3
To be wound up (South Africa):
3.1
Unisel Gold Mines Limited
3.2
Harmony Gold Management Services Proprietary Limited
3.3
Potchefstroom Gold Holdings Proprietary Limited
3.4
Coreland Property Investment Company Proprietary Limited
3.5
Coreland Property Management Company Proprietary Limited
3.6
Potchefstroom Gold Areas Limited
4
To be de-registered/wound up (Australia):
4.1
Aurora Gold Services Pty Limited ACN 009 084 413
4.2
Aurora Custodians Pty Limited ACN 081 398 227
4.3
Arai Liki Offshore Pty Limited ACN 006 995 973
4.4
Aurora Gold Administration Pty Limited ACN 007 006 859
4.5
New Hampton Goldfields Limited ACN 53 009 193 999
4.6
Harmony Gold Securities Pty Limited ACN 099 119 909
4.7
Harmony Gold W.A. Pty Limited ACN 099 119 918
4.8
Harmony Gold Operations Limited ACN 005 482 842
4.9
Vadessa Pty Limited ACN 078 235 097
4.10
South Kale Mines Pty Limited ACN 097 264 572

Schedule 15 - Permitted Group Restructuring memorandum
Introduction
As previously communicated to the Committee, the only international operations Harmony have are located in Papua New Guinea. These assets are held through an Australian holding company structure. We have considered if the current structure is the optimal long term structure for the
Harmony group given our ambitions to grow internationally and to develop Golpu in PNG.
As background information an extract from the current international group legal structure is presented, together with the proposed new structure on the next two pages.
Motivation
·
·
·
Holding the Papua New Guinea operations directly from South Africa, rather than through the Australian holding companies simplifies the funding, interest and dividend flow between the holding company and the offshore operations.
There will be fewer administrative and compliance requirements in relation to financial reporting and controlled foreign company tax reporting.
By simplifying the structure it will make it easier to sell or unbundle any part of the Papua
New Guinea operations.
Update on design changes to the structure:
·
·
The proposed structure has been further simplified to have only one single offshore holding company instead of the 4 companies previously proposed.
The international holding company will be a newly incorporated company rather than using
Freegold Joint Investment company as previously proposed
Update on the expected tax impact:
Australia
·
We are still waiting for the active business ruling by the Australian Tax Office.This has been submitted on 13 January 2014, but due to its unusual nature is taking some time to obtain.
Papua New Guinea
·
The key tax matter is to apply for an exemption to a 2% stamp duty that normally applies, which will be done once the agreements have been drawn up.
South Africa
·
·
·
·
·
A draft opinion from the firm Edward Nathan Sonnenbergs have been obtained and it confirms the following tax views:
No capital gains tax will be triggered by doing the restructure
Subsequent sales of the assets of the international holding company to foreigners will be exempt from capital gains tax if capital in nature
There should not be any imputation of capital gains tax in South Africa of the (exempt)
capital gains in Australia
In general the restructure can be done under the relief afforded by section 42 (assets for shares) and section 45 (shares for shares) of the income tax act.

Other matters:
·
·
·
The South African Reserve Banks and the Reserve bank of Papua New Guinea must be informed of the transaction (upfront permission not required)
Nedbank and lender group consent must be obtained. Nedbank informally indicated such consent will not be withheld
The group consolidation rollups will be amended, targeting 1 July as an effective date for this purpose.
Action required:
The committee is herewith requested to consider and approve the proposed international group structure. The committee is further required to recommend to the board a resolution to mandate
Frank Abbott and Graham Briggs, acting together, to perform the actions required to complete the international restructure as outlined provided no adverse tax consequences emerge.

Fig 1: Current group structure (offshore extract)
HGMC (SA)
(listed on JSE)
PNG operating
entities
Abelle (Aus)
Harmony Gold (Aus)
(HGA)
Morobe
Exploration (PNG)
Retained entities
(HGEL, etc.)
Morobe Consolidated
Goldfields (PNG)
Wafi Mining (PNG)
Aurora Gold (Aus)
Harmony Gold (PNG
Services) (Aus)
Aurora Gold (Wafi)
(Aus)
Joint Venture
Assets (Wafi-
Golpu)
Joint Venture
assets
Joint venture
Assets (Hidden
Valley)
Aus holding
entities
50% 50%
50%
Incorporated in
South Africa
Incorporated in
Australia
Incorporated in
Papua New Guinea

Fig 2: Proposed group structure (offshore extract)
Restructure Steps
The steps that need to be completed to achieve the final structure are as follows:
·
Step 1 - Set up a holding company in South Africa. This will be a newly incorporated company and will be 100% owned by Harmony, the listed company, and be named
Harmony International Holdings Proprietary Limited (HIH). HIH has already been incorporated for this purpose as a wholly owned subsidiary of Harmony.
·
Step 2 - Harmony sells its entire shareholding in Harmony Gold Australia (being 100% of the issued ordinary share capital in Harmony Gold Australia) to HIH in order for Harmony
Gold Australia and its Australian subsidiaries to directly form part of the offshore group under HIH, the effect of which is indicated in figure 2 above.
HGMC (SA)
(listed on JSE)
PNG operating
entities
Other HGA
group Co’s
Harmony Gold
(Aus) (HGA)
Morobe
Exploration (PNG)
Retained entities
(HGEL, etc.)
Morobe Consolidated
Goldfields (PNG)
Wafi Mining (PNG)
Harmony Gold (PNG
Services) (Aus)
Aurora Gold
(Wafi) (Aus)
Joint Venture
Assets (Wafi-
Golpu)
Joint Venture
assets
Joint venture
Assets (Hidden
Valley)
50%
50%
50%
Incorporated in
South Africa
Incorporated in
Australia
Incorporated in
Papua New Guinea
Harmony International
Holdings
Possible
finance/holding
company under
exchange control
exemption

·
Step 3 - Aurora Gold (Wafi)(Aus) sells its entire shareholding in Wafi Mining (PNG) (being
100% of the issued ordinary share capital in Wafi Mining (PNG)) to HIH, the effect of which is indicated in figure 2 above.
·
Step 4 - Harmony Gold (PNG Services) (Aus) sells its entire shareholding in each of
Morobe Exploration (PNG), Morobe Consolidate Goldfields (PNG) and the retained entities
(including HGEL) (being 100% of the issued ordinary share capital in each such entity) to
HIH, the effect of which is indicated in figure 2 above.

Signature Pages
Borrower
Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
Harmony Gold Mining Company Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Chief Executive Officer
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority
Original Guarantors
Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
Armgold/Harmony Freegold Joint Venture Company Proprietary Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Director
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Director
Who warrants authority

Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
Randfontein Estates Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Director
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Director
Who warrants authority
Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
Avgold Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Director
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Director
Who warrants authority

Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
African Rainbow Minerals Gold Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Director
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Director
Who warrants authority
Signed at Randfontein on the 22
nd
day of December 2014.
For and on behalf of
Harmony International Holdings Proprietary Limited
/s/ Graham Paul Briggs
Name: Graham Paul Briggs
Capacity: Director
Who warrants authority
/s/ Frank Abbott
Name: Frank Abbott
Capacity: Director
Who warrants authority

Signed by Aurora Gold (WAFI) Proprietary Limited
ABN 29 100 237 741 in accordance with
section 127 of the Corporations Act 2001
at Randfontein on the 22nd day of December 2014.
/s/ Frank Abbott /s/ Graham Paul Briggs
___________________________ ___________________________
Director/company secretary Director
Frank Abbott Graham Paul Briggs
Name of director/company secretary Name of director
(BLOCK LETTERS) (BLOCK LETTERS)
Signed by Harmony Gold (PNG Services) Proprietary Limited
ABN 23 03 828 853 in accordance with
section 127 of the Corporations Act 2001
at Randfontein on the 22nd day of December 2014.
/s/ Frank Abbott /s/ Graham Paul Briggs
___________________________ ___________________________
Director/company secretary Director
Frank Abbott Graham Paul Briggs
Name of director/company secretary Name of director
(BLOCK LETTERS) (BLOCK LETTERS)

Signed by Aurora Gold Limited
ABN 82 006 568 850 in accordance with
section 127 of the Corporations Act 2001
at Randfontein on the 22nd day of December 2014.
/s/ Frank Abbott /s/ Graham Paul Briggs
___________________________ ___________________________
Director/company secretary Director
Frank Abbott Graham Paul Briggs
Name of director/company secretary Name of director
(BLOCK LETTERS) (BLOCK LETTERS)
Signed by Abelle Limited
ABN 69 087 480 902 in accordance with
section 127 of the Corporations Act 2001
at Randfontein on the 22nd day of December 2014.
/s/ Frank Abbott /s/ Graham Paul Briggs
___________________________ ___________________________
Director/company secretary Director
Frank Abbott Graham Paul Briggs
Name of director/company secretary Name of director
(BLOCK LETTERS) (BLOCK LETTERS)

Coordinators
Signed at Sandton on the 22nd
day of December 2014.
For and on behalf of
Nedbank Limited (acting through its Nedbank Capital division)
/s/ G Webber
Name: G Webber
Capacity: Authorised signatory
Who warrants authority
/s/ PA van Kerckhoven
____________________________
Name: PA van Kerckhoven
Capacity: Authorised signatory
Who warrants authority
Signed at Sandton on the 22nd
day of December 2014.
For and on behalf of
Absa Bank Limited
/s/ Anthony Sam
____________________________
Name: Anthony Sam
Capacity: Authorised
Who warrants authority
/s/ David R
____________________________
Name: David Renwick
Capacity: Authorised
Who warrants authority

Original Lenders
Signed at London on the 22nd
day of December 2014.
For and on behalf of
[Nedbank Limited (acting through its London branch)]
/s/ Kevin Charles Ryder
____________________________
Name: Kevin Charles Ryder
Capacity: Head: Investment Banking
Who warrants authority
/s/ David Sidgwick
____________________________
Name: David Sidgwick
Capacity: Chief Operating Officer
Who warrants authority
Signed at Sandton on the 22nd day of December 2014.
For and on behalf of
Absa Bank Limited
/s/ Anthony Sam
____________________________
Name: Anthony Sam
Capacity: Authorised
Who warrants authority
/s/ David Renwick
____________________________
Name: David Renwick
Capacity: Authorised
Who warrants authority

Signed at Sandton on the 22nd
day of December 2014.
For and on behalf of
HSBC Bank plc – Johannesburg Branch
(registered as an external company in South Africa)
/s/ TI Marx
____________________________
Name: TI Marx
Capacity: Authorised
Who warrants authority
/s/ H Wessels
____________________________
Name: H Wessels
Capacity: Head of Client Management
Who warrants authority
Signed at London on the 22nd
day of December 2014.
For and on behalf of
JPMorgan Chase Bank, N.A., London Branch
/s/ Regis Castro
____________________________
Name: Regis Castro
Capacity: Vice President
Who warrants authority
____________________________
Name:
Capacity:
Who warrants authority

Facility Agent
Signed at Sandton on the 22nd
day of December 2014.
For and on behalf of
Nedbank Limited (acting through its Nedbank Capital division)
/s/ G Webber
Name: G Webber
Capacity: Authorised signatory
Who warrants authority
/s/ PA van Kerckhoven
____________________________
Name: PA van Kerckhoven
Capacity: Authorised signatory
Who warrants authority